   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1999


                                                      REGISTRATION NO. 333-86447
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             CV THERAPEUTICS, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                            43-1570294
             (State of Incorporation)                       (I.R.S. Employer Identification No.)

                 3172 PORTER DRIVE, PALO ALTO, CALIFORNIA 94304
                                 (650) 812-0585
   (Address, including zip code, and telephone number, including area code of
                   Registrant's principal executive offices)
                           --------------------------
                           LOUIS G. LANGE, M.D., PH.D
                            CHIEF EXECUTIVE OFFICER
                             CV THERAPEUTICS, INC.
                 3172 PORTER DRIVE, PALO ALTO, CALIFORNIA 94304
                                 (650) 812-0585
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                    COPIES TO:                                           COPIES TO:
              ALAN C. MENDELSON, ESQ.                               MICHAEL W. HALL, ESQ.
                ANDREA VACHSS, ESQ.                                LAURA I. BUSHNELL, ESQ.
                COOLEY GODWARD LLP                                    LATHAM & WATKINS
               FIVE PALO ALTO SQUARE                               135 COMMONWEALTH DRIVE
                3000 EL CAMINO REAL                             MENLO PARK, CALIFORNIA 94025
            PALO ALTO, CALIFORNIA 94306                                (650) 328-4600
                  (650) 843-5000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC RELATING TO THESE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                SUBJECT TO COMPLETION--DATED SEPTEMBER 14, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS
          , 1999

                             [CV THERAPEUTICS LOGO]

                        4,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------


CV THERAPEUTICS:                        THE OFFERING:
- CV Therapeutics is a                  - CV Therapeutics is offering
biopharmaceutical company engaged in      4,000,000 shares.
the discovery and development of new    - The underwriters have an option to
  small molecule drugs to treat           purchase up to an additional 600,000
  cardiovascular disease, the leading     shares from CV Therapeutics to cover
  cause of death in the United States.    over-allotments.
- CV Therapeutics, Inc.                 - There is an existing market for our
  3172 Porter Drive                       shares. On September 10, 1999, the
  Palo Alto, California 94304             last reported sale price of our
  (650) 812-0585                          common stock was $20.00 per share.
- NASDAQ SYMBOL: CVTX                   - Closing:           , 1999


-------------------------------------------------------------------------
                                                    Per Share     Total
-------------------------------------------------------------------------
Public offering price:                              $           $

Underwriting fees:

Proceeds to CV Therapeutics:
-------------------------------------------------------------------------

  INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON
                                    PAGE 9.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

                BANCBOSTON ROBERTSON STEPHENS

                                 J.P. MORGAN & CO.

                                                  SG COWEN

             The undersigned is facilitating Internet distribution.
                                 DLJDIRECT INC.

                               TABLE OF CONTENTS

                                                    PAGE
Where You Can Find More Information............           3

Prospectus Summary.............................           4

Risk Factors...................................           9

Special Note Regarding Forward-Looking
  Statements...................................          17

Use of Proceeds................................          18

Price Range of Common Stock and Dividend
  Policy.......................................          19

Capitalization.................................          20

Dilution.......................................          21

                                                    PAGE

Selected Consolidated Financial Data...........          22

Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          23

Business.......................................          28

Management.....................................          44

Principal Stockholders.........................          47

Underwriting...................................          49

Legal Matters..................................          50

Experts........................................          51


                            ------------------------

CV Therapeutics, Inc. and the CV Therapeutics logo are our service marks. All brand names or trademarks appearing in this prospectus are the property of their respective holders.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

    This prospectus is part of a registration statement on Form S-3, including amendments, relating to the common stock offered by this prospectus with the SEC. This prospectus does not contain all of the information set forth in the registration statement, the exhibits and schedules, some portions of which the SEC allows us to omit. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

    The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below, any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 and any filings we will make pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement:

    1. our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

    2. our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999 and June 30, 1999;

    3. our Current Reports on Form 8-K, dated February 2, 1999 and May 5, 1999; and

    4. the description of our common stock contained in our registration statement on Form 8-A filed on October 30, 1996.

    You may request copies of these filings, at no cost, by writing or telephoning us at:

                             CV Therapeutics, Inc.
                         Attention: Investor Relations
                               3172 Porter Drive
                          Palo Alto, California 94304
                            Telephone (650) 812-0585

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE, AND MAY NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. TO FULLY UNDERSTAND THIS OFFERING AND ITS CONSEQUENCES TO YOU, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION, THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS AND THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE INTO THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION TO PURCHASE ADDITIONAL SHARES OF COMMON STOCK GRANTED TO THE UNDERWRITERS. IN THIS PROSPECTUS WE REFER TO CV THERAPEUTICS, INC. AS "CVT," "WE," "OUR" AND "US."

                                CV THERAPEUTICS

    CV Therapeutics is a biopharmaceutical company engaged in the discovery and development of new small molecule drugs to treat cardiovascular disease, the leading cause of death in the United States. We have three drug candidates in clinical trials, including ranolazine, which is currently in its second Phase III trial. In addition, we have several research and preclinical development programs designed to bring additional drug candidates into human clinical testing. Our development efforts use an innovative biomedical discipline called molecular cardiology, which is the application of molecular biology to cardiovascular disease. We have developed expertise in a broad range of scientific disciplines, including chemistry, molecular biology, genomics, structure-based drug design, cell biology, pharmacology, clinical trial design and others. We believe that by focusing these resources on a single therapeutic area, cardiovascular disease, our drug discovery, development and commercialization efforts will be more productive. Consistent with our business strategy, we currently retain United States marketing rights to two of our clinical candidates and to all of our research and preclinical candidates.

RECENT EVENTS

    - RANOLAZINE PHASE III MARISA RESULTS. In August 1999, we announced initial results from the first of two planned Phase III trials of ranolazine, our anti-anginal drug candidate. The results of the trial, called Monotherapy Assessment of Ranolazine In Stable Angina, or MARISA, indicated increases in patients' treadmill exercise duration compared to placebo, the primary endpoint for this trial. These results were statistically significant at the 99.5% or greater level, or what is commonly referred to as p < or =
      0.005. This means that, applying widely-used statistical methods, the chance that these results could have occurred by accident is less than 1 in 200.

    - RANOLAZINE PHASE III CARISA INITIATION. In July 1999, we initiated the second of the two planned Phase III trials, called Combination Assessment of Ranolazine In Stable Angina, or CARISA. Should results of this trial be consistent with the results we found in the MARISA trial, we intend to file a New Drug Application, or NDA, with the United States Food and Drug Administration.

    - SALES AND MARKETING ALLIANCE WITH INNOVEX. In May 1999, we entered into a sales and marketing agreement with Innovex Inc., a subsidiary of Quintiles Transnational Corp. Under this agreement, if the FDA approves ranolazine for sale in the United States, Innovex will hire and train a dedicated sales force for ranolazine and fund product launch and the first five years of sales and marketing expenses. We will receive 100% of the revenues from sales of ranolazine. In turn, we will pay Innovex a share of those revenues that will not exceed 33% of sales in the first two years, and that will decline to a maximum of 25% by the fourth and fifth years. At the end of the five-year agreement, we can retain the sales force built by Innovex.

    - CVT-510 PHASE II DECISION. In June 1999, we announced our decision to advance CVT-510, our potential treatment for atrial arrhythmias, into Phase II trials. We based this decision on preliminary results from our ongoing Phase I trial.

PRODUCT PIPELINE

RANOLAZINE FOR THE POTENTIAL TREATMENT OF ANGINA:

    Ranolazine, a potential treatment for angina, is currently in its second Phase III trial. Angina is the heart pain, often quite debilitating, that results from a shortage of oxygen-rich blood available to the heart relative to the oxygen required for the amount of work the heart needs to do. For many patients, this oxygen shortage occurs even when their hearts only need to do the minimal work necessary to support routine activities such as climbing stairs or carrying groceries from the car. Typically, this oxygen shortage is the result of obstructions in the coronary arteries that prevent proper circulation of oxygen-rich blood. According to the American Heart Association, there were approximately 7.2 million patients in the United States in 1998 who suffered from angina.

    The key to treating angina is to bring the heart's need for oxygen into balance with its available supply. Current pharmaceutical therapies, such as beta blockers, calcium channel blockers and long-acting nitrates, all achieve this result by forcing a reduction in the demand for oxygen by forcing a lowering in one or more of heart rate, blood pressure or the strength of contraction of the heart muscle. Many angina patients, such as those with congestive heart failure, already have an impaired heart muscle. These patients may be unable to tolerate further reductions in heart rate, blood pressure and the strength of contraction, and therefore, current therapies may prove unsatisfactory.

    We believe ranolazine balances the oxygen supply/demand equation by causing the heart to use oxygen more efficiently. In other words, ranolazine may allow a diseased heart to do its work with a limited supply of oxygen. By improving the heart's oxygen efficiency, ranolazine may be able to provide a treatment for angina without forcing a reduction in the amount of work that the heart can do. This may allow patients to reduce their angina without lowering heart rate, blood pressure or cardiac contraction strength, an outcome not currently available to patients.

    In August 1999, we announced initial results from the MARISA trial, which was designed to test ranolazine as a stand alone therapy for patients with angina. At each of the three doses studied, ranolazine increased patients' treadmill exercise duration compared to patients treated with placebo, a primary endpoint of the trial, with statistical significance of 99.5%. The results also confirmed past clinical trial data indicating that ranolazine's adverse events, including dizziness, asthenia or weakness, and nausea, may be moderate. Our CARISA trial is testing ranolazine in combination with other angina therapies and is currently enrolling patients.

CVT-510 FOR POTENTIAL HEART RATE REDUCTION DURING ATRIAL ARRHYTHMIAS:

    One of our other product candidates in clinical trials, CVT-510, is a potential treatment to reduce the heart rate during atrial arrhythmias. When a patient experiences an atrial arrhythmia, the heart beats too fast to accommodate effective pumping of blood throughout the body. According to hospital audit reports, atrial arrhythmias are involved in approximately 2.6 million hospital diagnoses in the United States each year.

    Current therapies to control heart rate during these episodes may entail a number of undesirable features. Digoxin may not work quickly enough. Beta blockers and calcium channel blockers may reduce blood pressure in patients whose blood pressure is already dangerously low due to the arrhythmia itself. Finally, Adenocard, the branded name of adenosine, also reduces blood pressure and may slow heart rate for too brief a time to be effective in treating many arrhythmias.

    CVT-510 is a new small molecule that we believe may address the shortcomings of current therapies. CVT-510 selectively stimulates the adenosine A1 receptor, which may slow heart rate. However, unlike Adenocard, CVT-510 does not stimulate the adenosine A2 receptor, which may lower blood pressure. In animal studies, CVT-510 slowed heart rate immediately and for several minutes.

    The Phase I trial for CVT-510, which is still ongoing, has already met our previously established objectives of providing safety and tolerability data, as well as data relating to slowing electrical conduction in the heart. We believe these clinical data and the results of the prior animal studies suggest that CVT-510 may act rapidly to slow heart rate during atrial arrhythmias without decreasing blood pressure in patients. Based on these results, we intend to advance CVT-510 into Phase II trials.

CVT-124 FOR THE POTENTIAL TREATMENT OF CONGESTIVE HEART FAILURE:

    CVT-124, our third product currently in clinical trials, is a potential treatment for congestive heart failure, or CHF. Patients with CHF have limited heart pumping function, and the corresponding reduction in blood flow impairs the kidneys' ability to clear fluid wastes from the body. In 1998, approximately
4.9 million people in the United States suffered from CHF. CHF is the leading cause of hospital admissions among patients over 65 years of age.

    We licensed our rights to CVT-124 to Biogen, Inc. in March 1997. As a result of the agreements we signed, Biogen has an exclusive worldwide license to develop, manufacture and commercialize CVT-124. As of June 1999, we have received $20.5 million in payments from Biogen in connection with CVT-124. Biogen is responsible for funding all development and commercialization expenses related to CVT-124, and we may receive additional milestone payments upon clinical progress and royalties from sales. Biogen is currently conducting a Phase II trial in patients with CHF.

OUR COMPANY

    We were incorporated in Delaware in December 1990 and changed our name to CV Therapeutics, Inc. in June 1992. Our executive offices are located at 3172 Porter Drive, Palo Alto, California, 94304, and our telephone number is (650) 812-0585.

                                  THE OFFERING

Common stock offered by CVT......  4,000,000 shares

Common stock to be
  outstanding after this
  offering.......................  16,310,571 shares

Use of proceeds..................  We intend to use the net proceeds of this offering to pay third parties to complete our clinical trials for
                                   ranolazine and CVT-510 and preclinical studies for another product candidate, for operating expenses associated with
                                   our research and development activities and for working
                                   capital and other general corporate purposes.

Nasdaq National Market Symbol....  CVTX

The number of shares outstanding after this offering excludes, as of August 15, 1999:

    - 1,730,415 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.39 per share

    - 443,078 shares of common stock issuable upon exercise of outstanding warrants at exercise prices ranging from $8.90 to $25.00 and a weighted average exercise price of $20.13

    - 359,583 shares of common stock available for future grant under our 1992 Stock Option Plan, 1994 Equity Incentive Plan, Non-Employee Directors' Option Plan and Employee Stock Purchase Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


    The description of the shares used in calculating basic and diluted net loss per share is detailed in Note 1 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 incorporated in this prospectus by reference. The as adjusted consolidated balance sheet data give effect to the receipt of the estimated net proceeds from the sale of 4,000,000 shares of common stock offered in this offering at an assumed price of $20.00 per share.


                                                                                           SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                       JUNE 30,
                                  -----------------------------------------------------  --------------------
                                    1994       1995       1996       1997       1998       1998       1999
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Collaborative research
  revenue.......................  $      --  $      --  $     250  $   2,578  $   4,509  $   4,482  $      --
Operating expenses:
  Research and development......      8,823     12,856      7,141     10,568     14,578      6,925      8,676
  General and administrative....      2,802      3,402      2,917      4,169      4,158      2,117      2,357
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses........     11,625     16,258     10,058     14,737     18,736      9,042     11,033
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations............    (11,625)   (16,258)    (9,808)   (12,159)   (14,227)    (4,560)   (11,033)
Interest income.................        526        416        587      1,760      2,749      1,455      1,098
Interest and other expense......       (268)      (882)    (1,144)      (926)    (1,124)      (796)      (483)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss......................  $ (11,367) $ (16,724) $ (10,365) $ (11,325) $ (12,602) $  (3,901) $ (10,418)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic and diluted net loss per
  share.........................  $  (45.83) $  (49.92) $   (9.83) $   (1.58) $   (1.16) $   (0.37) $   (0.90)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Shares used in computing basic
  and diluted net loss per
  share.........................        248        335      1,054      7,157     10,905     10,647     11,569
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                                                                              JUNE 30, 1999
                                                                                         ------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.......................................  $    38,127  $   112,852
Working capital........................................................................       35,325      110,050
Total assets...........................................................................       42,798      117,523
Long-term portion of debt and capital lease obligation.................................        7,795        7,795
Accumulated deficit....................................................................      (79,971)     (79,971)
Total stockholders' equity.............................................................       29,751      104,476

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK OFFERING IS VERY RISKY. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE INFORMATION IN THE REMAINDER OF THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE, BEFORE PURCHASING THE COMMON STOCK. THEY COULD MATERIALLY AND ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THEY COULD CAUSE THE TRADING PRICE OF OUR STOCK TO DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

    THESE RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES WE FACE. OTHERS THAT WE DO NOT KNOW ABOUT NOW, OR THAT WE DO NOT NOW THINK ARE IMPORTANT, MAY IMPAIR OUR BUSINESS OR THE TRADING PRICE OF OUR STOCK.

OUR PRODUCT CANDIDATES WILL TAKE AT LEAST SEVERAL YEARS TO DEVELOP, AND WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY DEVELOP, MARKET AND MANUFACTURE THESE PRODUCTS.

    Since our inception in 1990, we have dedicated substantially all of our resources to research and development. We do not have any marketed products and we have not generated any product revenue. Because all of our potential products are in research, preclinical or clinical development, we will not realize product revenues for at least several years, if at all.

    We have not applied for or received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of our products. All of our product candidates are either in clinical trials under an IND or applicable foreign authority submission, or are in preclinical research and development. We have not submitted an NDA to the FDA or equivalent application to any other foreign regulatory authorities for any of our product candidates, and the products have not been determined to be safe or effective in humans for their intended uses.

    Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We will incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

    Drug discovery methods based upon molecular cardiology are relatively new. We cannot be certain that these methods will lead to commercially viable pharmaceutical products. In addition, some of our compounds within our cardiac imaging, cell cycle inhibition, cardiac conduction, cardiac metabolism and cholesterol transport programs are in the early stages of research and development, and we have not submitted Investigational New Drug, or IND, applications or commenced clinical trials for these new compounds. We cannot be certain when these clinical trials will commence, if at all. Because these compounds are in the early stages of product development, we could abandon further development efforts before they reach clinical trials.

    We cannot be certain that any of our product development efforts will be successfully completed or that any of our products will be shown to be safe and effective. Even if we believe that any product is safe and effective, we may not obtain the required regulatory approvals. Furthermore, we may not be able to manufacture our products in commercial quantities or market any products successfully.

IF WE ARE UNABLE TO SATISFY THE REGULATORY REQUIREMENTS FOR OUR CLINICAL TRIALS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR DRUG CANDIDATES.

    All of our products may require additional development, preclinical studies, clinical trials and regulatory approval prior to commercialization. Any delays in our clinical trials would delay market launch and would increase our cash requirements.

    We currently have only three products in clinical development: ranolazine, CVT-510 and CVT-124. Many factors could delay completion of our clinical trials, including:

    - slower than anticipated patient enrollment

    - difficulty in obtaining sufficient supplies of clinical trial materials

    - adverse events occurring during the clinical trials.

    For example, our first Phase III clinical trial of ranolazine had challenging enrollment criteria. These criteria required patients who suffer from angina to stop taking all of their other anti-anginal medications and receive only placebo during segments of the clinical trial. This meant that they received no medication to treat their angina when they received placebo. Given the difficulty of identifying patients willing to completely stop taking anti-anginal medications, enrollment for this trial was slower than anticipated. We cannot assure you that enrollment for the second Phase III trial for ranolazine will not also be delayed.

    In addition, data obtained from preclinical and clinical activities are susceptible to different interpretations, which could delay, limit or prevent regulatory approval. Delays or rejections may be based upon many factors, including changes in regulatory policy during the period of product development. For example, the initial clinical trials with ranolazine used a different formulation of ranolazine than we used in the MARISA trials and than we are using in the CARISA trial. This means that the NDA will contain data from trials using two different formulations and is subject to interpretation by the FDA. An unfavorable interpretation could result in actions by the FDA that would delay potential approval. We may be unable to maintain our proposed schedules for IND applications and clinical protocol submissions to the FDA, initiations of clinical trials and completions of clinical trials as a result of FDA reviews or complications that may arise in any phase of the clinical trial program.

    Furthermore, even if our clinical trials occur on schedule, the results may differ from those obtained in preclinical studies and earlier clinical trials. Clinical trials may not demonstrate sufficient safety and efficacy to obtain the necessary approvals. For example, in November 1995, based on unfavorable efficacy data from a Phase II trial, we terminated a prior development program.

IF WE ARE UNABLE TO SATISFY GOVERNMENTAL REGULATIONS RELATING TO THE DEVELOPMENT OF OUR DRUG CANDIDATES, WE MAY BE UNABLE TO OBTAIN NECESSARY REGULATORY APPROVALS TO COMMERCIALIZE OUR PRODUCTS.

    The research, testing, manufacturing and marketing of drug products are subject to extensive regulation by numerous regulatory authorities in the United States and other countries. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include:

    - warning letters

    - civil penalties

    - criminal penalties

    - injunctions

    - product seizure or detention

    - product recalls

    - total or partial suspension of production

    - FDA refusal to approve pending NDAs or supplements to approved NDAs.

    The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely expensive and uncertain. We cannot guarantee that any of our products under development will be approved for marketing by the FDA. Even if regulatory approval of a product is granted, we cannot be certain that we will be able to obtain the labeling claims necessary or desirable for the promotion of those products.

    Even if we obtain regulatory approval, we may be required to undertake postmarketing trials. In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and additional marketing applications.

    If we receive regulatory approval, we will also be subject to ongoing FDA obligations and continued regulatory review. In particular, we or our third party manufacturers will be required to adhere to regulations setting forth current good manufacturing practices, known as cGMP. The regulations require that we manufacture our products and maintain our records in a prescribed manner with respect to manufacturing, testing and quality control activities. Furthermore, we or our third party manufacturers must pass a preapproval inspection of manufacturing facilities by the FDA before obtaining marketing approval. We will also be subject to ongoing FDA requirements for submission of safety reports and other postmarket information.

OUR PRODUCTS, EVEN IF APPROVED BY THE FDA OR FOREIGN REGULATORY AGENCIES, MAY NOT BE ACCEPTED BY PHYSICIANS, INSURERS OR PATIENTS.

    If any of our products after receiving FDA or other foreign regulatory approval fail to achieve market acceptance, our ability to become profitable in the future will be adversely affected. We believe that market acceptance will depend on our ability to provide acceptable evidence of safety, efficacy and cost effectiveness. In addition, we believe market acceptance depends on the effectiveness of our marketing strategy and the availability of reimbursement for our products.

WE HAVE NO MARKETING OR SALES EXPERIENCE, AND IF WE ARE UNABLE TO ENTER INTO COLLABORATIONS WITH MARKETING PARTNERS OR IF WE ARE UNABLE TO DEVELOP OUR OWN SALES AND MARKETING CAPABILITY, WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS.

    We currently have no sales, marketing or distribution capability. As a result, we depend on collaborations with third parties, such as Innovex and Biogen, which have established distribution systems and direct sales forces. In particular, we have entered into a sales and marketing services agreement with Innovex with respect to ranolazine. Innovex will market and sell ranolazine in the United States using a dedicated sales force if and when FDA approval to market ranolazine has been granted. Commercialization of ranolazine depends on Innovex to perform their contractual obligations. Their failure to do so would adversely affect commercialization of ranolazine. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little control. In addition, Biogen is responsible for establishing marketing and sales activities for CVT-124.

    If we are unable to reach and maintain agreement with one or more pharmaceutical companies or collaborative partners, we may be required to market our products directly. We may elect to establish our own specialized sales force and marketing organization to market our products to cardiologists. In order to do this, we would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay any product launch. We cannot be certain that we will be able to develop this capacity.

OUR BUSINESS DEPENDS ON ATTRACTING AND RETAINING COLLABORATORS AND LICENSORS.

    We may not be able to retain current or attract new corporate and academic collaborators, licensors, licensees and others. Our business strategy requires us to enter into various arrangements with these parties, and we are dependent upon the success of these parties in performing their obligations. If we fail to obtain and maintain these arrangements, the development of our products would be delayed. We may be unable to proceed with the development, manufacture or sale of products or we might have to fund development of a particular product candidate internally. If we have to fund development and commercialization of all of our products internally, our future capital requirements will increase substantially.

    For example, under our collaborative arrangement with Biogen, Biogen is responsible for pursuing all aspects of commercialization of CVT-124, including manufacturing clinical quantities of CVT-124, conducting additional clinical trials, pursuing regulatory approvals, scaling-up manufacturing processes and establishing marketing and sales capabilities. Subject to only limited conditions, Biogen determines the level of resources it will spend on CVT-124. Decisions by Biogen which we cannot control can cause development of CVT-124 to be slower than expected. Moreover, Biogen may terminate its relationship with us upon 60 days notice.

    The collaborative arrangements that we may enter into in the future may place responsibility on the collaborative partner for preclinical testing and clinical trials, manufacturing and preparation and submission of applications for regulatory approval of potential pharmaceutical products. We cannot control the amount and timing of resources which our collaborative partners devote to our programs. If a collaborative partner fails to successfully develop or commercialize any product, product launch would be delayed. In addition, collaborators may pursue competing technologies or product candidates.

    Under our collaborative arrangements, we may also have to meet performance milestones. If we fail to meet our obligations under our collaborative arrangements, our collaborators could terminate their arrangements or we could lose rights to the compounds under development. For example, under our agreement with Innovex, we are required to launch the product by a specific date. If we fail to reach this milestone, Innovex will no longer be obligated to provide sales and marketing services for ranolazine. Under our agreement with Biogen, in order for us to receive development milestone payments, Biogen must meet development milestones. Under our license agreement with Syntex U.S.A., Inc., a subsidiary of Roche, for ranolazine, we are required to make a milestone payment to Syntex upon FDA approval of ranolazine or, under some situations, as early as December 1, 2000.

    In addition, collaborative arrangements in our industry are extremely complex, particularly with respect to intellectual property rights. Disputes may arise in the future with respect to the ownership of rights to any technology developed with or by third parties. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative research, development or commercialization of product candidates. These disputes could also result in litigation or arbitration, which is time consuming and expensive.

WE EXPECT TO CONTINUE TO OPERATE AT A LOSS AND MAY NEVER ACHIEVE PROFITABILITY.

    We cannot be certain that we will ever achieve and sustain profitability. Since our inception, we have been engaged in research and development activities. We have generated no product revenues. As of June 30, 1999, we had an accumulated deficit of $80.0 million. The process of developing our products requires significant additional research and development, preclinical testing and clinical trials, as well as regulatory approvals. These activities, together with our general and administrative expenses, are expected to result in operating losses for the foreseeable future.

WE MUST SECURE ADDITIONAL FINANCING TO MEET OUR FUTURE NEEDS.

    We will require substantial additional funding in order to complete our research and development activities and commercialize any products. In the past, we have financed our operations primarily through the sale of equity securities, payments from our collaborators, equipment and leasehold improvement financing and other debt financing. We have generated no product revenue, and none is expected for at least several years. We anticipate that our existing resources, projected interest income and proceeds from this offering will enable us to maintain our current and planned operations through the first quarter of 2001. However, we may require additional funding prior to that time.

    Additional financing may not be available on acceptable terms or at all. If we are unable to raise additional funds, we may:

    - have to delay, scale back or eliminate some or all of our research or development programs

    - lose rights under existing licenses

    - have to relinquish more of, or all of, our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek

    - be unable to operate as a going concern.

    Our future capital requirements will depend on many factors, including:

    - scientific progress in our research and development programs

    - the size and complexity of our programs

    - the timing, scope and results of preclinical studies and clinical trials

    - our ability to establish and maintain corporate partnerships

    - the time and costs involved in obtaining regulatory approvals

    - the costs involved in filing, prosecuting and enforcing patent claims

    - competing technological and market developments

    - the cost of manufacturing or obtaining preclinical and clinical material.

    There may be additional factors that could affect our need for additional financing. Many of these factors are not within our control.

INABILITY TO COMPETE SUCCESSFULLY IN OUR MARKET WILL HARM OUR BUSINESS.

    The pharmaceutical and biopharmaceutical industries, and the market for cardiovascular drugs in particular, are intensely competitive. If regulatory approvals are received, some of our products will compete with well-established, proprietary and generic cardiovascular therapies that have generated substantial sales over a number of years. Many of these therapies are reimbursed from government health administration authorities and private health insurers.

    In addition, we are aware of companies which are developing products that may compete in the same markets as our products. Many of these potential competitors have substantially greater product development capabilities and financial, scientific, marketing and sales resources. Other companies may succeed in developing products earlier or obtain approvals from the FDA more rapidly than either we or our corporate partners are able to achieve. Competitors may also develop products that are safer or more effective than those under development or proposed to be developed by us and our corporate partners. In addition, research and development by others could render our technology or our products obsolete or non-competitive.

WE MAY BE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY.

    Our success will depend to a significant degree on our ability to:

    - obtain patents and licenses to patent rights

    - maintain trade secrets

    - operate without infringing on the proprietary rights of others.

    We cannot be certain that patents will issue from any of our pending or future patent applications or that any issued patent will be sufficient to protect our technology.

    Patent applications in the United States are maintained in secrecy until a patent issues. As a result, we can never be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may be third party patents, patent applications and other intellectual property relevant to our products and technology which are not known to us and that block or compete with our compounds, products or processes.

    Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, products or processes that block or compete with ours. We may have to participate in interference proceedings declared by the Patent and Trademark Office. These proceedings determine the priority of invention and, thus, the right to a patent for the technology in the United States. In addition, litigation may be necessary to enforce any patents issued to us or to determine the scope and validity of the proprietary rights of third parties. Litigation and interference proceedings, even if they are successful, are expensive to pursue, and we could use a substantial amount of our limited financial resources in either case.

    Just as it is important to protect our proprietary rights, we also must not infringe patents issued to competitors and not breach the licenses that might cover technology used in our potential products. If our competitors own or have rights to technology that we need in our product development efforts, we will need to obtain a license to those rights. If we fail to obtain any necessary licenses, we may be unable to complete product development.

    We also rely on trade secrets to develop and maintain our competitive position. Although we protect our proprietary technology in part by confidentiality agreements with employees, consultants, collaborators, advisors and corporate partners, these agreements may be breached. We cannot assure you that these agreements will provide this meaningful protection or adequate remedies in the event of unauthorized use or disclosure of this information. We also cannot assure you that the parties to these agreements will not breach them. In that event, we may not have adequate remedies for any breach. As a result, third parties may gain access to our trade secrets, and third parties may disclose our trade secrets and confidential technology to the public. In addition, it is possible that our trade secrets will otherwise become known or be discovered independently by our competitors.

    Patent litigation is becoming more widespread in the biopharmaceutical industry. Although no third party has asserted a claim of infringement against us, we cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us with respect to our products or technology or other matters. If they do, we may not prevail and we may not be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute.

WE HAVE NO MANUFACTURING EXPERIENCE AND WILL DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS.

    We do not currently operate manufacturing facilities for clinical or commercial production of our products under development. We have no experience in manufacturing, and we currently lack the resources or capability to manufacture any of our products on a clinical or commercial scale. As a result, we are dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our products.

    For example, we are negotiating an agreement with a third party manufacturer for clinical scale production of ranolazine's active pharmaceutical ingredient sufficient to support the remainder of the Phase III clinical program, registration and commercialization. We cannot be certain that we will be able to enter into an agreement for the manufacture of the active ingredient in ranolazine. If we are unable to do so, our Phase III trials of ranolazine will be delayed. We have entered into an agreement with third party manufacturers for clinical scale production of ranolazine tablets sufficient to support the remainder of the Phase III clinical program and are negotiating with them for registration and commercialization supply of ranolazine tablets. If we are unable to negotiate an agreement to supply ranolazine tablets, commercial launch of ranolazine may be delayed. In addition, because we have used various manufacturers for ranolazine in different clinical trials prior to FDA approval of ranolazine, we will be required to demonstrate to the FDA's satisfaction the bioequivalence of the multiple sources of ranolazine used in our clinical trials. In addition, Biogen is responsible for the manufacture of CVT-124.


FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT FROM GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS COULD MATERIALLY ADVERSELY AFFECT OUR FUTURE BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.


    Our ability and the ability of our existing and future corporate partners to market and sell our products will depend in part on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payors are increasingly challenging the price of medical products and services.

    Significant uncertainty exists as to the reimbursement status of newly approved health care products. In addition, for sales of our products in Europe, we will be required to seek reimbursement on a country-by-country basis. We cannot be certain that any products approved for marketing will be considered cost effective or that reimbursement will be available or that allowed reimbursement in foreign countries will be adequate. In addition, payors' reimbursement policies could adversely affect our or any corporate partner's ability to sell our products on a profitable basis.

OUR OPERATIONS INVOLVE HAZARDOUS MATERIALS, WHICH COULD SUBJECT US TO SIGNIFICANT LIABILITY.

    Our research and development activities involve the controlled use of hazardous materials, including hazardous chemicals, radioactive materials and pathogens. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may incur significant costs to comply with additional environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially adversely affect our business, financial condition and results of operations.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS IF OUR PRODUCTS HARM PEOPLE, AND WE HAVE ONLY LIMITED PRODUCT LIABILITY INSURANCE.

    We currently have only limited product liability insurance for clinical trials and no commercial product liability insurance. We do not know if we will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

This type of insurance is expensive and may not be available on acceptable terms. If we are unable to obtain or maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of our insurance coverage, if any, may require us to pay substantial amounts. This could adversely affect our results of operations and our need for and the timing of additional financing.

THE MARKET PRICE OF OUR STOCK MAY CONTINUE TO BE HIGHLY VOLATILE.


    Within the last 12 months, our common stock has traded between $3.69 and $21.00. The market price of the shares of common stock for our company has been and may continue to be highly volatile. Announcements may have a significant impact on the market price of our common stock. These announcements may include:


    - results of our clinical trials and preclinical studies, or those of our corporate partners or our competitors

    - our operating results

    - developments in our relationships with corporate partners

    - developments affecting our corporate partners

    - negative regulatory action or regulatory approval with respect to our announcement or our competitors' announcement of new products

    - developments related to our patents or other proprietary rights or those of our competitors

    - changes in the position of securities analysts with respect to our stock

    - operating results below the expectations of public market analysts and investors

    - market conditions for biopharmaceutical or biotechnology stocks in general.

    The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and biopharmaceutical companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market following this offering could lower the market price of our common stock.

DELAWARE LAW, PROVISIONS IN OUR CHARTER AND OUR RIGHTS PLAN COULD MAKE THE ACQUISITION OF OUR COMPANY BY ANOTHER COMPANY MORE DIFFICULT.

    Provisions of the our certificate of incorporation may have the effect of delaying or preventing changes in control or management or limit the price that investors may be willing to pay for shares of our common stock. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which could delay a merger, tender offer or proxy contest or make a similar transaction more difficult. In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock without stockholders' approval. The rights of the holders of common stock will be subject to, and may be affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

    Furthermore, in February 1999, the board of directors enacted anti-takeover provisions, including a stockholder rights plan, or "poison pill," and severance agreements in the event of a change of control for key executives.

WE FACE UNCERTAINTY WITH YEAR 2000 COMPLIANCE.

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This may result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to receive supplies from our vendors, or operate our accounting and other internal systems. If our software vendors are unable to address the Year 2000 compliance of their products, or should our suppliers' operations be disrupted by the Year 2000 issue, then our ability to serve collaborative partners and develop products may be affected.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These statements relate to future events or our future clinical or product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

    These statements reflect only management's current expectations. In evaluating these statements, you should specifically consider various factors, including the risks outlined above. These factors may cause our actual results to differ materially from any forward-looking statements.

                                USE OF PROCEEDS


    The net proceeds to CVT from the sale of the 4,000,000 shares of common stock from this offering, are estimated to be approximately $74.7 million, or $86.0 million if the underwriters' over-allotment option is exercised in full, after deducting underwriting discounts and commissions and estimated offering expenses, based upon an assumed offering price of $20.00 per share.


    We intend to use the net proceeds of this offering, together with our current cash balances, cash equivalents and marketable securities as follows:


    - approximately $15 million for payments to third parties for completion of CARISA, the second Phase III trial for ranolazine, and other trials for ranolazine



    - approximately $5 million for payments to third parties for clinical trials for CVT-510 and for preclinical studies associated with an additional IND candidate



    - approximately $25 million for operating expenses associated with conducting our various research and development activities


    - the balance for working capital and other general corporate purposes.

We may also use a portion of the net proceeds to acquire technologies or products complementary to our business, although no material expenditures in connection with any acquisitions are anticipated as of the date of this prospectus. Pending application of the net proceeds as described above, we intend to invest the net proceeds from this offering in investment grade, interest-bearing instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


    Our common stock commenced trading publicly on the Nasdaq National Market on November 19, 1996 and is traded under the symbol CVTX. The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported on the Nasdaq National Market:


                                                                                                 HIGH        LOW
YEAR ENDED DECEMBER 31, 1997
First Quarter ended March 31, 1997...........................................................  $   10.75  $    6.63
Second Quarter ended June 30, 1997...........................................................       8.88       6.88
Third Quarter ended September 30, 1997.......................................................      10.00       6.88
Fourth Quarter ended December 31, 1997.......................................................      12.50       8.13

YEAR ENDED DECEMBER 31, 1998
First Quarter ended March 31, 1998...........................................................  $   10.25  $    8.25
Second Quarter ended June 30, 1998...........................................................      10.88       8.25
Third Quarter ended September 30, 1998.......................................................       9.06       5.75
Fourth Quarter ended December 31, 1998.......................................................       7.50       4.25

YEAR ENDED DECEMBER 31, 1999
First Quarter ended March 31, 1999...........................................................  $    7.25  $    3.69
Second Quarter ended June 30, 1999...........................................................       6.38       4.00
Third Quarter (through September 10, 1999)...................................................      21.00       5.38



    As of September 1, 1999, there were 213 holders of record of our common stock. On September 10, 1999, the last sale price reported on the Nasdaq National Market for the common stock was $20.00 per share.


    Since our initial public offering, we have not paid cash dividends on our common stock. We currently anticipate that all of our earnings will be retained for the continued development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth as of June 30, 1999 unaudited information about (i) our capitalization and (ii) the capitalization as adjusted to give effect to the receipt by us of the estimated net proceeds from the sale of the shares of common stock from this offering at an assumed public offering price of $20.00 per share, after deducting the underwriting discount and our estimated offering expenses.


    The table excludes as of June 30, 1999:

    - 1,735,315 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.39 per share

    - 443,078 shares of common stock issuable upon exercise of outstanding warrants at exercise prices ranging from $8.90 to $25.00 and a weighted average exercise price of $20.13

    - 354,683 shares of common stock available for future grant under our 1992 Stock Option Plan, 1994 Equity Incentive Plan, Non-Employee Directors' Option Plan and Employee Stock Purchase Plan.


                                                                                                JUNE 30, 1999
                                                                                            ----------------------
                                                                                                            AS
                                                                                              ACTUAL     ADJUSTED
                                                                                                (IN THOUSANDS)
Total debt and capital lease obligation, less current portion.............................  $    7,795  $    7,795

Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and
    outstanding, actual and as adjusted...................................................          --          --
  Common stock, $0.001 par value; 30,000,000 shares authorized; 12,310,571 shares issued
    and outstanding, actual; 16,310,571 shares issued and outstanding as adjusted.........     109,410     184,135
  Warrants to purchase common stock.......................................................       1,225       1,225
  Notes receivable issued for stock.......................................................         (87)        (87)
  Deferred compensation...................................................................        (727)       (727)
  Accumulated deficit.....................................................................     (79,971)    (79,971)
  Cumulative other comprehensive income...................................................         (99)        (99)
                                                                                            ----------  ----------

Total stockholders' equity................................................................  $   29,751  $  104,476
                                                                                            ----------  ----------
Total capitalization......................................................................  $   37,546  $  112,271
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                    DILUTION


    The net tangible book value of CVT as of June 30, 1999 was approximately $29,751,000 or $2.42 per share of common stock. Net tangible book value per share is determined by dividing the net tangible book value, which consists of tangible assets less total liabilities, of CVT by the number of shares of common stock outstanding at that date. Without taking into account any other changes in the net tangible book value after June 30, 1999, other than to give effect to the receipt by CVT of the estimated net proceeds from the sale of the 4,000,000 shares of common stock from this offering at a public offering price of $20.00 per share, the net tangible book value of CVT as of June 30, 1999 would have been $104,476,000 or $6.41 per share. This represents an immediate increase in the net tangible book value of $3.99 per share to existing stockholders and an immediate dilution of $13.59 per share to new investors. The following table illustrates this per share dilution:



                                                                                    Per Share
Assumed public offering price................................................             $   20.00
  Net tangible book value before the offering................................  $    2.42
  Increase attributable to new investors.....................................       3.99
                                                                               ---------
Net tangible book value after the offering...................................             $    6.41
                                                                                          ---------
Dilution to new investors....................................................             $   13.59
                                                                                          ---------
                                                                                          ---------


The foregoing computations exclude as of June 30, 1999:

    - 1,735,315 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.39 per share

    - 443,078 shares of common stock issuable upon exercise of outstanding warrants at exercise prices ranging from $8.90 to $25.00 and a weighted average exercise price of $20.13

    - 354,683 shares of common stock available for future grant under our 1992 Stock Option Plan, 1994 Equity Incentive Plan, Non-Employee Directors' Option Plan and Employee Stock Purchase Plan. To the extent that options or warrants are exercised and shares of common stock are issued, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below with respect to the consolidated statements of operations data for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and the consolidated balance sheet data at December 31, 1994, 1995, 1996, 1997 and 1998 are derived from the consolidated financial statements of CVT which have been audited by Ernst & Young LLP, independent auditors and are not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 1998 and 1999 and the consolidated balance sheet data at June 30, 1999, are derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and in the opinion of management contain all adjustments, consisting only of normal recurring adjustments, necessary for presentation of the financial position at that date and the results of operations for these periods. The historical results are not necessarily indicative of results of operations to be expected for the entire year. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The description of the shares used in calculating basic and diluted net loss per share is detailed in Note 1 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 incorporated in this prospectus by reference.

                                                                                                      SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                       JUNE 30,
                                             -----------------------------------------------------  --------------------
                                               1994       1995       1996       1997       1998       1998       1999
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Collaborative research revenue.............  $      --  $      --  $     250  $   2,578  $   4,509  $   4,482  $      --
Operating expenses:
  Research and development.................      8,823     12,856      7,141     10,568     14,578      6,925      8,676
  General and administrative...............      2,802      3,402      2,917      4,169      4,158      2,117      2,357
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses...................     11,625     16,258     10,058     14,737     18,736      9,042     11,033
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations.......................    (11,625)   (16,258)    (9,808)   (12,159)   (14,227)    (4,560)   (11,033)
Interest income............................        526        416        587      1,760      2,749      1,455      1,098
Interest and other expense.................       (268)      (882)    (1,144)      (926)    (1,124)      (796)      (483)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss.................................  $ (11,367) $ (16,724) $ (10,365) $ (11,325) $ (12,602) $  (3,901) $ (10,418)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic and diluted net loss per share.......  $  (45.83) $  (49.92) $   (9.83) $   (1.58) $   (1.16) $   (0.37) $   (0.90)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Shares used in computing basic and diluted
  net loss per share.......................        248        335      1,054      7,157     10,905     10,647     11,569
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                           DECEMBER 31,
                                                       -----------------------------------------------------   JUNE 30,
                                                         1994       1995       1996       1997       1998        1999
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.....  $   9,743  $   5,569  $  21,568  $  38,090  $  44,804   $  38,127
Working capital......................................      7,686        271     20,278     32,904     40,698      35,325
Total assets.........................................     16,099     11,448     26,139     42,644     49,330      42,798
Long-term portion of debt and capital lease
  obligation.........................................      2,698      3,402      5,000      5,052      7,838       7,795
Accumulated deficit..................................    (18,537)   (35,261)   (45,626)   (56,951)   (69,553)    (79,971)
Total stockholders' equity...........................     10,561      1,804     18,676     26,557     34,738      29,751

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

    This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this prospectus contain forward-looking statements which involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

    CV Therapeutics is a biopharmaceutical company engaged in the discovery and development of new small molecule drugs for the treatment of cardiovascular diseases. Since our inception in December 1990, substantially all of our resources have been dedicated to research and development. To date, we have not generated any product revenue and do not expect to generate any product revenues for at least several years. As of June 30, 1999, we had an accumulated deficit of $80.0 million. We expect our sources of revenue, if any, for the next several years to consist of payments under corporate partnerships and interest income. The process of developing our products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. These activities, together with our general and administrative expenses, are expected to result in operating losses for the foreseeable future. We will not receive product revenue unless we or our collaborative partners complete clinical trials and successfully commercialize one or more of our products.

    We are subject to risks common to biopharmaceutical companies, including risks inherent in our research and development efforts and clinical trials, reliance on collaborative partners, enforcement of patent and proprietary rights, the need for future capital, potential competition and uncertainty of regulatory approval. In order for a product to be commercialized, it will be necessary for us and, in some cases, our collaborators, to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates, obtain regulatory clearances and enter into manufacturing, distribution and marketing arrangements, as well as obtain market acceptance. We cannot assure that we will generate revenues or achieve and sustain profitability in the future.

RESULTS OF OPERATIONS

THREE AND SIX MONTHS ENDED JUNE 30, 1999 AND 1998

    COLLABORATIVE RESEARCH REVENUES. There were no collaborative research revenues for the quarter ended June 30, 1999, compared to $299,000 for the quarter ended June 30, 1998. There were also no collaborative research revenues for the six-month period ended June 30, 1999, compared to $4.5 million for the six-month period ended June 30, 1998. The collaborative research revenue for both the three and six-month periods ended June 30, 1998 was primarily the result of our completion of the research component of our collaboration with Biogen during the first quarter of 1998.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $4.5 million for the quarter ended June 30, 1999, compared to $3.6 million for the quarter ended June 30, 1998. Research and development expenses increased to $8.7 million for the six-month period ended June 30, 1999, compared to $6.9 million for the six-month period ended June 30, 1998. The increases for both the three and the six-month periods ended June 30, 1999, compared to the same periods in 1998, were primarily due to hiring additional employees to provide support for an increased level of activity in the research, development and clinical programs. We expect research and development expenses to continue to increase over the next several years as we further expand product development efforts and clinical trials.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $1.2 million for the quarter ended June 30, 1999, compared to $1.1 million for the quarter ended June 30, 1998. General and administrative expenses increased to $2.4 million for the six-month period ended June 30, 1999, compared to $2.1 million for the six-month period ended June 30, 1998. The increases for both the three and the six-month periods ended June 30, 1999, compared to the same periods in 1998, were primarily due to an increase in outside legal expenses for a variety of administrative and corporate issues. We expect general and administrative expenses to increase in the future in line with our research and development activities.

    INTEREST INCOME AND INTEREST AND OTHER EXPENSE. Interest income was $523,000 for the quarter ended June 30, 1999, compared to $738,000 for the quarter ended June 30, 1998. Interest income was $1.1 million for the six-month period ended June 30, 1999, compared to $1.5 million for the six-month period ended June 30, 1998. The decreases for both the three and the six-month periods ended June 30, 1999, compared to the same periods in 1998, were due to lower average investment balances. Interest and other expense was $238,000 for the quarter ended June 30, 1999 compared to $185,000 for the quarter ended June 30, 1998. Interest and other expense was $483,000 for the six-month period ended June 30, 1999 compared to $796,000 for the six-month period ended June 30, 1998. The increase for the quarter ended June 30, 1999, compared to the same period in 1998, was primarily due to interest expense associated with a $4.5 million addition to the loan balance with Biogen, Inc. in December 1998. The decrease for the six-month period ended June 30, 1999, compared to the same period in 1998, was primarily due to a charge of $371,000 recognized during the first quarter of 1998 related to the early retirement of a capital lease obligation. We expect that interest income/interest and other expense will fluctuate with average investment and loan balances.

YEARS ENDED DECEMBER 31, 1998 AND 1997

    COLLABORATIVE RESEARCH REVENUES. We recognized collaborative research revenues of $4.5 million for the year ended December 31, 1998, compared to $2.6 million during year ended December 31, 1997. The increase was primarily the result of $4.0 million of deferred revenue being recognized during 1998, in conjunction with our completion of the research component of our collaboration with Biogen.

    RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses increased to $14.6 million for the year ended December 31, 1998, compared to $10.6 million for the year ended December 31, 1997. The increase during 1998 was primarily due to increased outside service expenses associated with ranolazine clinical trials. We expect research and development expenses to increase significantly over the next several years as we expand research and product development efforts. We have taken, and are continuing to take, extra measures to stimulate faster enrollment in our ongoing Phase III monotherapy clinical trial of ranolazine due to slower than originally projected enrollment. These measures resulted in an increase in enrollment in the second half of 1998, and are expected to result in further enrollment increases, and hence an increase in clinical trial expenses. Two other Phase III clinical trials with ranolazine are expected to begin in 1999, which will likely result in a further increase in research and development expenses. Research and development expenses will also increase due to activities associated with CVT-510, which entered a Phase I clinical trial in September 1998.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $4.2 million for the year ended December 31, 1998, which were the same as for the year ended December 31, 1997. We expect general and administrative expenses to increase in the future in support of our research and development activities.

    INTEREST INCOME AND INTEREST AND OTHER EXPENSE. Interest and other income (expense), net increased to $1.6 million for the year ended December 31, 1998, compared to $834,000 for the year ended December 31, 1997. The increase in 1998 was due to higher average investment balances as a result of net proceeds of $19.6 million from our follow-on public offering of 2,575,000 shares of common stock that was completed in January 1998. The increase was partially offset by a $303,000 charge for the early retirement of a capital lease obligation. We expect that interest and other income, net will fluctuate with average investment balances.

    TAXES. We have not generated taxable income to date. At December 31, 1998, the net operating losses available to offset future taxable income for federal income tax purposes were approximately $61.5 million. Because we have experienced ownership changes, future utilization of the carryforwards may be limited in any one fiscal year pursuant to Internal Revenue Code regulations. The carryforwards expire at various dates beginning in 2008 through 2018 if not utilized. As a result of the annual limitation, a portion of these carryforwards may expire before becoming available to reduce our federal income tax liabilities.

YEARS ENDED DECEMBER 31, 1997 AND 1996

    COLLABORATIVE RESEARCH REVENUES. We recognized collaborative research revenues of $2.6 million for the year ended December 31, 1997, compared to $250,000 during year ended December 31, 1996. Collaborative research revenue for the year ended December 31, 1997 was earned in connection with our collaboration with Biogen for the development and commercialization of CVT-124.

    RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses increased to $10.6 million for the year ended December 31, 1997, compared to $7.1 million for the year ended December 31, 1996. The higher expenses in 1997 were primarily due to increased activity associated with the development of ranolazine as well as a $1.0 million milestone payment to Syntex payable under the original license agreement for ranolazine and the issuance of shares of our common stock to Syntex valued at $544,000 under an amendment to the license agreement. These expenses were partially offset by a decrease in our use of outside contract services.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $4.2 million for the year ended December 31, 1997, compared to $2.9 million for the year ended December 31, 1996, primarily due to the amortization of deferred compensation expense, personnel recruiting expenses and new administrative expenses associated with becoming a public company.

    INTEREST INCOME AND INTEREST AND OTHER EXPENSE. Interest and other income (expense), net increased to $834,000 for the year ended December 31, 1997, compared to $(557,000) for the year ended December 31, 1996. The increase in 1997 was a result of higher average investment balances resulting from the proceeds of our initial public offering completed in November 1996, payments received in connection with our collaboration and license agreements with Biogen entered into in March 1997 and proceeds from the private placement of shares of common stock with Biotech Target S.A., an affiliate of BB Biotech AG of Switzerland, in October 1997. In contrast, during the year ended December 31, 1996, we had lower average investment balances and incurred prepayment penalties associated with a restructuring of our debt.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our operations since inception primarily through private placements of preferred and common stock, public offerings of common stock, equipment and leasehold improvement financing, other debt financing and payments under corporate collaborations. In November 1996, we completed an initial public offering and raised net proceeds of approximately $12.0 million. In March 1997, we entered into two research collaboration and license agreements with Biogen that together resulted in cash receipts of $16.0 million. In October 1997, we raised net proceeds of $12.3 million in a private placement of equity securities with BB Biotech. In January 1998, we completed a follow-on public offering and raised net proceeds of approximately $19.6 million. In December 1998, we drew down an additional $4.5 million under a general purpose loan facility with Biogen. As of June 30, 1999 the outstanding balance for this note was $7,500,000. Interest on this note is payable at prime plus one and one-half percent (1.5%), or 9.25% at June 30, 1999, payable annually, in arrears, each March 10th. In May 1999, we entered into a sales and marketing services agreement with Innovex Inc. pursuant to which Innovex's parent, Quintiles Transnational Corp., purchased 1,043,705 shares of our common stock for a total investment of $5.0 million. In addition, we entered into two promissory notes with Quintiles. The first promissory note in the amount of $10.0 million may be drawn down by us at NDA filing of ranolazine. The second promissory note shall be for a cash amount to be determined after commercial launch of ranolazine. Both notes are convertible into shares of common stock at the option of Quintiles upon certain events.

    Cash, cash equivalents and marketable securities at June 30, 1999 totaled $38.1 million compared to $44.8 million at December 31, 1998. The decrease in the first six months of 1999 was due to the funding of ongoing operations offset by the $5.0 million received from the Quintiles stock purchase.

    Net cash used in operations for the six months ended June 30, 1999 was $9.1 million compared to $6.3 million for the six months ended June 30, 1998. The increase in cash used in operations for the first six months of 1999, compared to the first six months of 1998, was primarily due to increased research and development efforts.

    As of June 30, 1999, we have invested $8.2 million in property and equipment with the rate of investment having increased last year in line with increased research and development efforts. This trend should continue for the foreseeable future.

    We will require substantial additional funding in order to complete our research and development activities and commercialize any potential products. We currently estimate that our existing resources and projected interest income, including the proceeds of this offering, will enable us to maintain our current and planned operations through the first quarter of 2001. However, we cannot assure that we will not require additional funding prior to then or that additional financing will be available on acceptable terms or at all.

    Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including scientific progress in our research and development programs, the size and complexity of these programs, the scope and results of preclinical studies and clinical trials, our ability to establish and maintain corporate partnerships, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing preclinical and clinical material and other factors not within our control. We cannot assure that the additional financing to meet our capital requirements will be available on acceptable terms or at all. Insufficient funds may require us to delay, scale back or eliminate some or all of its research or development programs, to lose rights under existing licenses or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose or may adversely affect our ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

YEAR 2000

    Many computer systems, applications, information technologies and equipment containing computer related components are unable to differentiate between the year 2000 and the year 1900 because they were programmed with two-digit, rather than four-digit, date fields. Accordingly, older computer systems that have time-sensitive applications may not properly recognize the year 2000 and beyond. This could cause system or equipment shut downs, failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations, including, among other things, inaccurate processing of financial information and/or temporary inabilities to process transactions, manufacture products, or engage in similar normal business activities.

    We have formed a committee to assess the impact of the problem on our operations; however, the committee's assessment of the Year 2000 issue is not yet complete. We tested our key computer systems and equipment, including financial, informational and operational systems, and determined that these systems were largely Year 2000 compliant. We completed upgrades to the systems which we determined were not Year 2000 compliant. We believe that with these upgrades, the Year 2000 issue will not pose significant operational problems for our computer systems and equipment. We currently have no contingency plans to deal with major Year 2000 failures.

    In addition to risks associated with our own computer systems and equipment, we have relationships with, and are to varying degrees dependent upon, a large number of third parties that provide us with information, goods and services. These include financial institutions, suppliers, vendors, research partners and governmental entities. If significant numbers of these third parties experience failures in their computer systems, or equipment due to the Year 2000 issue, these failures could affect our ability to process transactions, manufacture products, or engage in similar normal business activities. While some of these risks are outside of our control, we have instituted programs, including internal records review and use of external questionnaires, to identify key third parties, assess their level of Year 2000 compliance, update contracts and address any non-compliance issues. As of June 30 1999 a majority of the key third parties have responded that they are or will be Year 2000 compliant by December 31, 1999. The remaining key third parties were sent a follow-up questionnaire in June 1999.

    The total cost of the Year 2000 systems assessment and upgrades is funded through operating cash flows and we are expensing these costs. The financial impact of making the required systems changes is minimal and currently expected to be approximately $30,000. The actual financial impact could, however, exceed this estimate.

                                    BUSINESS

OVERVIEW

    CV Therapeutics is a biopharmaceutical company engaged in the discovery and development of new small molecule drugs to treat cardiovascular disease, the leading cause of death in the United States. As the result of our drug development efforts to date, we have three drug candidates in clinical trials, one each in Phase III, Phase II and Phase I. For two of these drug candidates we continue to retain marketing rights in the United States and Europe. In addition, we have several research and preclinical programs, with marketing rights fully retained by us, designed to bring additional drug candidates into clinical testing. Our development efforts use an innovative biomedical discipline, molecular cardiology, which is the application of molecular biology to cardiovascular disease.

CARDIOVASCULAR DISEASE BACKGROUND

    Cardiovascular disease is the leading cause of death in the United States, claiming more than 960,000 lives in 1995. This is more than 165% of the number of deaths attributed to AIDS and cancer combined. The American Heart Association estimated the total amount spent on cardiovascular medications in the United States for 1998 at $14.8 billion.

    The cardiovascular system is comprised of the heart, the blood vessels, the kidneys and the lungs. Together, the components of the cardiovascular system deliver oxygen and other nutrients to the tissues of the body and remove waste products. The heart propels blood through a network of arteries and veins. The kidneys closely regulate the blood volume and the balance of chemicals, such as sodium, potassium and chloride, in the blood, and the lungs put oxygen in the blood and remove carbon dioxide. To accomplish these tasks, the cardiovascular system must maintain adequate blood flow, or cardiac output. Cardiac output is determined by factors such as heart rate and blood pressure, which in turn are controlled by a variety of hormones such as adrenaline, angiotensin and adenosine. These hormones exert their effects by binding to specific receptors on the surfaces of a variety of cell types in the heart, lungs, blood vessels and kidneys. Any significant disruption of this system results in cardiovascular disease.

    Cardiovascular diseases, including atherosclerosis, which is the hardening of the arteries, hypertension, which is high blood pressure, and others, may cause permanent damage to the heart and blood vessels, leading to CHF, angina and myocardial infarction. In 1998, in the United States, there were 7.2 million patients with angina and 4.9 million patients with CHF. In 1997, there were 2.6 million hospital diagnoses of acute atrial arrhythmias in the United States. More than 20 years ago, drugs such as nitrates, beta blockers, calcium channel blockers and ACE inhibitors were developed to treat cardiovascular diseases. These drugs have contributed to an increase in the survival of patients who suffer from cardiovascular disease. However, these drugs also can cause a variety of undesirable side effects, including fatigue, depression, impotence, headaches, palpitations and edema. They also may lack effectiveness in various segments of the cardiovascular market. Molecular cardiology has provided new insight into the mechanisms underlying cardiovascular diseases, thus creating the opportunity for improved therapies.

BUSINESS STRATEGY

    The key elements of our business strategy are as follows:

    IDENTIFY AND DEVELOP NEW DRUGS FOR THE TREATMENT OF CARDIOVASCULAR
     DISEASES--A SINGLE THERAPEUTIC AREA

    By being focused on one therapeutic area, cardiovascular disease, we believe that we can be relatively efficient in our drug discovery, development and commercialization efforts. Our concentrated focus on cardiovascular disease may add to our efficiency, including in the following areas:

    - Research--focus is on the molecular mechanisms of the cardiovascular system

    - Regulatory--discussions are with the same FDA division

    - Clinical investigators--investigators in one trial are candidates for future trials

    - Consultants--thought leaders are tapped for numerous internal programs

    - Clinical need--key employees are experienced in cardiovascular and/or clinical science

    - Sales force efficiency--detailing is to the same cardiologists and high-volume prescribing doctors.

    FOCUS ON SMALL MOLECULE DRUG CANDIDATES

    Small molecule therapeutics can frequently be administered orally on an outpatient basis. By contrast, to date, "large molecule" therapeutics, such as proteins or monoclonal antibodies, can very rarely be formulated to accommodate oral outpatient administration. In addition, our emphasis on small molecule therapeutics means that our drug candidates can be produced by conventional pharmaceutical manufacturing methods. There is an extensive, and well established, contract pharmaceutical manufacturing industry, which provides us the opportunity to use outside production capabilities.

    COMMERCIALIZE PRODUCTS, IN PART, THROUGH A CONCENTRATED MARKETING EFFORT
     TARGETED TO CARDIOLOGISTS

    A focused commercialization effort can provide marketing cost efficiencies. Patients that have severe cardiovascular conditions are generally treated by cardiologists. In 1996 there were approximately 20,000 cardiologists in the United States. Cardioligists are generally concentrated in metropolitan communities near major medical centers. We believe that this small number of subspecialists is responsible for a significant portion of the patient visits associated with prescriptions written for severe cardiovascular conditions. These market dynamics make it possible to approach the sales of the drugs in our pipeline with a focused sales force, like the one to be provided for ranolazine through our sales and marketing services agreement with Innovex.

    PARTICIPATE IN THE SALES AND MARKETING IN THE UNITED STATES OF AT LEAST SOME
     OF THE DRUGS WE DEVELOP

    In the biopharmaceutical industry, a substantial percentage of the profits generated from successful drug development are typically retained by the entity directly involved in the sales and marketing of the drug. Licensing our drug candidates to a third party who will complete development and provide sales and marketing resources in exchange for a sales royalty may reduce some of our risks. However, we believe that the risk-return tradeoff typically favors developing and then marketing and selling products ourselves. Therefore, a key element of our business strategy is to be involved, when practical, in the sales and marketing of our products in the United States. Though we may eventually become involved in direct sales and marketing activities in other parts of the world, our initial direct efforts will be in the United States.

PRODUCT PORTFOLIO

    We have the following portfolio of product candidates:

                                                                             DEVELOPMENT
 PRODUCT                 TARGET                         INDICATION              STATUS
----------  ---------------------------------  ----------------------------  ------------
Ranolazine  Fatty acid oxidation inhibition    Angina                        Phase III

CVT-124     Adenosine A1 receptor in the       Congestive heart failure      Phase II
            kidney

CVT-510     Adenosine A1 receptor in the       Acute heart rate control      Phase I
            heart                              during atrial arrhythmias

CVT-3146    Adenosine A2A receptor in the      Cardiac imaging               Preclinical
            heart

CVT-2584    CDK2                               Restenosis, arterial bypass   Preclinical
                                               graft

CVT-2501    Adenosine A1 receptor in the       Chronic heart rate control    Preclinical
            heart                              during atrial arrhythmias

CVT-2511    Fatty acid oxidation inhibition    Angina                        Research

Cholesterol Tangier disease gene/HDL           Atherosclerosis               Discovery
Transport   elevation

    In the table, under the heading "Development Status," "Phase III" indicates evaluation of clinical efficacy and safety within an expanded patient population at geographically dispersed clinical trial sites. "Phase II" indicates safety testing and initial efficacy testing in healthy volunteers and a limited patient population. "Phase I" indicates initial safety testing in healthy volunteers and a limited patient population. "Preclinical" indicates lead compound selected for possible development which meets predetermined criteria for potency, specificity, manufacturability and pharmacologic activity in animal and/or in vitro models. "Research" indicates lead candidate being tested against predetermined criteria. "Discovery" indicates efforts to identify drug candidates for further evaluation.

RANOLAZINE

    Ranolazine is a new small molecule for the potential treatment of angina. Research indicates that ranolazine may cause a partial shift in the source of energy for the heart from fatty acid toward glucose, which is a more oxygen efficient source of energy. We are developing ranolazine to potentially treat angina because we believe ranolazine may significantly improve exercise tolerance, the standard clinical measurement for angina treatment. However, unlike current anti-anginal medicines, ranolazine may allow blood pressure and heart rate to remain essentially unchanged, and as a result, may have an improved tolerability profile compared to currently available therapies. We licensed ranolazine from Syntex in March 1996.

    POTENTIAL INDICATION--ANGINA

    Angina is heart pain. Angina sufferers often describe their pain as a crushing, strangling and/or burning sensation in the chest. These attacks can occur anytime or anywhere, but in most patients with angina, they are often triggered by daily physical exertion or emotional stress.

    Angina is caused when the heart muscle does not get enough oxygen-carrying blood to meet its need, generally because of obstructions in the coronary arteries feeding blood to the heart. These obstructions typically are caused by a buildup of cholesterol deposits in the coronary arteries. All the body's organs and tissues need oxygen to extract energy from the foods we eat. The heart also needs oxygen in order to fuel its mechanical work of pumping blood throughout the body. Angina occurs when the blood supply cannot provide enough oxygen to meet the heart muscle's demand.

    In the United States, approximately 7.2 million patients in 1998 had angina. Based on published data, we estimate that over half of these patients are currently being treated with multiple medications, including nitrates, beta blockers and calcium channel blockers.

    CURRENT APPROACHES TO ANGINA TREATMENT

    Currently available drugs to treat angina include beta blockers, calcium channel blockers, and long-acting nitrates. These drugs treat angina by decreasing the heart's demand for oxygen by reducing the work it is asked to perform. These drugs work by lowering heart rate, blood pressure and/or the strength of the heart's contraction. These hemodynamic effects can limit or prevent the use of currently available drugs in patients whose blood pressure or cardiac function is already decreased. These effects can be particularly pronounced when these drugs are used in combination. Additional adverse effects include lower extremity edema associated with calcium channel blockers, impotence and depression associated with beta blockers and headaches associated with nitrates. Consequently, for some patients, presently available medical treatment may not provide relief of angina without unacceptable effects.

    PFOX INHIBITION--A POTENTIAL NEW APPROACH BY RANOLAZINE

    Cardiac metabolism is the process by which the heart extracts the energy it needs to pump blood from either fat or glucose by combining them with oxygen. Under normal conditions, cardiac metabolism uses both fat and glucose on a roughly 60% fat and 40% glucose basis. If fatty acid oxidation, which is the combination of fatty acids and oxygen into energy, is inhibited, cardiac metabolism shifts to utilizing more glucose. Since the heart gets more energy from a unit of oxygen combined with glucose than it does from that same unit of oxygen combined with fat, causing a shift in cardiac metabolism from fat to glucose should improve cardiac efficiency. However, a complete shift away from metabolizing fatty acids could potentially lead to unwanted side effects. Consequently, only a partial inhibition of fatty acid oxidation is likely to be desirable.

    Research indicates that ranolazine may cause such a partial shift, and that ranolazine may be a partial fatty acid oxidation, or pFOX, inhibitor. Specifically, ranolazine may cause a partial, and reversible, inhibition of fatty acid oxidation during conditions of a shortage of oxygen. Inhibition of fatty acid oxidation results in a shift to more glucose oxidation, which produces more energy per unit of available oxygen. Such an improvement in cardiac efficiency could contribute to a treatment for angina by reducing the imbalance between oxygen demand and oxygen supply.

    As a pFOX inhibitor, ranolazine potentially operates via a completely different pathway than the existing anti-anginal drugs. Ranolazine does not appear to work by lowering heart rate or blood pressure to reduce oxygen demand. Rather, ranolazine may affect cardiac metabolism, the process by which energy is extracted from glucose and fatty acids by combining them with oxygen. Ranolazine appears to improve the efficiency of cardiac metabolism by allowing the otherwise limited supply of oxygen to produce more energy. This metabolic shift toward glucose metabolism and away from fatty acid metabolism does not affect heart rate, blood pressure or the contraction strength of the heart. Consequently, patients taking ranolazine may be able to maintain these hemodynamic measures at or near baseline levels, which they are unable to do if they take any of the currently available anti-anginal medications.

    The following table sets forth the mechanisms and effects of ranolazine and anti-anginal drugs.

                             Heart                 Blood
                              Rate                Pressure        Mechanism
--------------------------------------------------------------------------------------
Ranolazine:                    --                    --           Improves oxygen
pFOX Inhibitor                                                    metabolism
--------------------------------------------------------------------------------------
Beta                                                              Decreased
Blockers                  [DOWN ARROW]          [DOWN ARROW]      pump function
--------------------------------------------------------------------------------------
Calcium                                                           Decreased
Channel                   [DOWN ARROW]          [DOWN ARROW]      pump function,
Blockers                                                          vasodilation
--------------------------------------------------------------------------------------
Long-Acting                                                       Vasodilation
Nitrates                 [UPWARD ARROW]         [DOWN ARROW]

    For the above table, the data and the reflected mechanism of action indicated for ranolazine is based on clinical trials to date. Unlike beta blockers, calcium channel blockers and long-acting nitrates, ranolazine has not yet been approved by the FDA as safe or effective, and clinical trials are currently underway to confirm this hypothesis.

    RANOLAZINE CLINICAL TRIAL STATUS

    In August 1999, we announced initial results from MARISA, the first of two planned Phase III clinical trials of ranolazine in angina. MARISA was a randomized, double-blind, placebo-controlled trial of a sustained release formulation of ranolazine used in patients who were not receiving other anti-anginal drugs. Patients were evaluated by treadmill exercise testing during treatment with placebo and each of three doses of ranolazine, 500mg twice daily, 1000mg twice daily, and 1500mg twice daily. The results of the trial are summarized below:

    - The MARISA primary endpoint was treadmill exercise duration approximately 12 hours after the previous dose and just before the next dose. At this time, ranolazine plasma concentrations are at their lowest point during the dosing cycle, or at trough. Data from 175 patients appear to show that compared to placebo, ranolazine taken twice a day increased exercise duration at trough plasma concentrations, at all three active doses studied. These results were statistically significant at the 99.5% or greater level, or p < or = 0.005.

    - Key secondary endpoints, exercise time to onset of angina and exercise time to the electrocardiographic appearance of ischemia were increased at all three ranolazine doses studied compared to placebo. These results were statistically significant at the 99.5% or greater level, or p < or = 0.005.

    - The lack of clinically relevant hemodynamic effects was consistent with results observed in prior clinical trials of a different formulation of ranolazine. While increases in exercise duration were observed, ranolazine had no clinically meaningful impact on heart rate or blood pressure, either at rest or following exercise.

    - Adverse events, including dizziness, asthenia or weakness, and nausea, and the electrocardiographic changes observed in this trial, were consistent with those observed in prior trials of a different formulation of ranolazine. Adverse event frequency increased as dose increased.

    In July 1999, we initiated our second pivotal Phase III clinical trial. The CARISA trial is a randomized, double-blind, placebo controlled trial of ranolazine used in combination with other anti-anginal drugs in approximately 460 patients. Should results of this trial be consistent with the results we found in the first Phase III trial, we intend to submit an NDA to the FDA.

    Three Phase II trials completed by Syntex prior to 1994 indicated that an immediate release formulation of ranolazine increased, with p < 0.05, the exercise duration of angina patients during exercise testing at peak dosage levels, compared to placebo. This result was observed both when ranolazine was given alone and in combination with beta blockers or calcium channel blockers. In these trials, ranolazine was administered on a three times daily schedule. To achieve a more commercially attractive product with a twice-daily dosing schedule, Syntex developed a sustained release formulation of ranolazine which we are using in our Phase III clinical trials. To date, ranolazine has been tested in more than 2,100 patients and volunteers in the United States and Europe.

    COMMERCIALIZATION OF RANOLAZINE

    In May 1999, we entered into a sales and marketing alliance with Innovex. Under this agreement, if ranolazine is approved for sale in the United States by the FDA, Innovex will hire and train a dedicated sales force for ranolazine, fund product launch and the first five years of sales and marketing expenses. We will receive 100% of the revenues of ranolazine, and we will pay Innovex a share of those revenues that will not exceed 33% in the first two years of sales that will decline to a maximum of 25% by the fourth and fifth years. Further, in exchange for giving us the option to retain this trained sales force at the end of the contract, Innovex will receive a royalty on sales of 7% in the sixth and 4% in the seventh year after launch.

    Innovex provides sales and marketing services to the pharmaceutical industry worldwide. As of December 31, 1998, Innovex reported that it had 2,700 sales people in various United States pharmaceutical sales teams.

CVT-510

    We are developing CVT-510 for the potential acute control of heart rate. Atrial arrhythmias are abnormally rapid heart rates which include the conditions of atrial fibrillation, atrial flutter and paroxysmal atrial tachycardias. CVT-510 is an adenosine A(1) agonist which may act selectively on the conduction system of the heart to slow electrical impulses. CVT-510 may offer a new approach to rapid and sustained control of acute atrial arrhythmias by reducing heart rate without lowering blood pressure. We are currently conducting a Phase I trial in the United States, to assess the safety and initial efficacy of CVT-510. To date, we have retained all development and marketing rights for CVT-510.

    POTENTIAL INDICATION--ACUTE HEART RATE CONTROL DURING ATRIAL ARRHYTHMIAS

    Atrial arrhythmias occur when the atria of the heart beat rapidly, or uncontrollably, sending multiple electrical impulses to the ventricles of the heart. An excessive increase in ventricular rate reduces the heart's cardiac output due to inadequate filling and emptying of the left ventricle. Potentially damaging consequences include low blood pressure and damage to the brain, heart and other vital organs. Thus, these arrhythmias can be life-threatening and require rapid treatment. Because of the severity of these conditions and the need to treat patients quickly, intravenous therapies are typically used.

    In the United States, atrial arrhythmias are involved in approximately 2.6 million hospital diagnoses annually. They are a major complication of heart attacks, heart failure and cardiac surgery. The acute treatment of atrial arrhythmias involves slowing the heart rate. Later, when the heart rate is controlled, additional steps can be taken to reverse the abnormal electrical activity in the atria which underlie these arrhythmias.

    CURRENT APPROACHES TO ACUTE HEART RATE CONTROL DURING ATRIAL ARRHYTHMIAS

    Current medical therapies, which include digitalis, calcium channel blockers, beta blockers and Adenocard, aim to slow the heart to a normal rate but have significant limitations in the acute care setting. Digitalis is effective in controlling heart rate, but requires a long time to take effect. This can be dangerous in patients whose condition requires prompt heart rate control to restore normal cardiac output. Calcium channel blockers, beta blockers and Adenocard act quickly but are themselves associated with reductions in blood pressure and depressed cardiac function. These drugs could potentially exacerbate the condition of patients already experiencing cardiac dysfunction as a complication of the arrhythmia. Furthermore, the effect of Adenocard persists only for a few seconds, and as a result, is not indicated for treatment in patients with atrial fibrillation or flutter.

    CARDIAC CONDUCTION SYSTEM

    During an atrial arrhythmia, the atria of the heart beat too rapidly, sending excessive electrical impulses to the ventricles of the heart. These electrical impulses are initiated at a set of specialized cells in the atria, known as the sinus node, and then run to another set of specialized cells known as the atrio-ventricular node. It is this AV node which controls the transmission of the electrical impulses to the ventricles. Since the rate at which electrical impulses pass through the AV node determines ventricular heart rate, slowing AV nodal transmission will result in a reduction in ventricular heart rate. Since ventricular rate is a primary determinant of cardiac output, prompt slowing of rapid AV nodal conduction is one treatment approach to slowing the abnormally rapid heart rate of an atrial arrhythmia.

    POTENTIAL TREATMENT BY CVT-510

    CVT-510 is designed to selectively stimulate the adenosine A(1) receptor. Stimulation of the adenosine A(1) receptor in the AV node slows the speed of electrical conduction across the AV node. Data from slowing of AV nodal conduction, in turn, reduces the number of electrical impulses that reach the ventricle. Stimulation of the A(2) receptor may lower blood pressure. Since CVT-510 may selectively stimulate the adenosine A(1) receptor without significantly stimulating the adenosine A(2) receptor, it may be possible to intervene immediately in the arrhythmia process without the unwanted effect of lowering blood pressure. CVT-510 may offer cardiac patients and clinicians alternatives to current therapies available today that are either relatively slow to act or reduce blood pressure.

    CVT-510 CLINICAL TRIAL STATUS

    We are currently studying CVT-510 in a Phase I, open-label, dose-escalation safety trial, designed to measure the response to CVT-510 of electrical conduction through the AV node. Data from this trial has already met our previously established primary objective of identifying apparently well tolerated doses of CVT-510 which also appear to slow AV nodal conduction. We believe these data support moving CVT-510 into Phase II clinical trials.

CVT-124

    CVT-124, our third product currently in clinical trials, is a potential treatment for CHF. Patients with CHF have limited heart pumping function, and the corresponding reduction in blood flow impairs the kidneys' ability to clear fluid wastes from the body. Current therapies tend to negatively impact other activities of the kidneys. Preclinical studies and clinical trials indicate that CVT-124 may increase the kidneys' ability to clear fluid wastes without decreasing other functions of the kidneys. Thus, we believe that CVT-124 has the potential to be a new therapy for treatment of CHF.

    We licensed our rights to CVT-124 to Biogen in March 1997. As a result of the agreements we signed, Biogen has an exclusive worldwide license to develop, manufacture and commercialize CVT-124.

As of June 1999, we have received $20.5 million in payments from Biogen in connection with CVT-124. As long as Biogen retains its license for CVT-124, Biogen is responsible for funding all development and commercialization expenses related to CVT-124. Moreover, we may receive additional milestone payments upon clinical progress and royalties from sales.

    POTENTIAL INDICATION--CONGESTIVE HEART FAILURE

    CHF occurs when the heart muscle is weakened by disease so it cannot adequately pump blood throughout the body. As a result of this pump failure, fluid accumulates throughout the body, including in the lungs. This results in shortness of breath. Fluid also accumulates in the body because of adaptations by the kidneys during CHF.

    Approximately 4.9 million people in the United States in 1998 suffer from CHF, with an estimated 400,000 new cases each year. Approximately 875,000 patients in 1995 were hospitalized in the United States with a primary diagnosis of CHF. CHF is the leading cause of hospital admissions among patients over 65.

    CURRENT APPROACHES TO TREATING CONGESTIVE HEART FAILURE

    Current treatment of CHF consists of therapy designed to improve the pumping function of the heart combined with the administration of diuretics to eliminate excess sodium and water from the body by blocking reabsorption in the kidneys. However, current diuretic therapies such as furosemide, thiazides and spironolactone become less effective over time as the disease progresses. Approximately one quarter of hospitalized CHF patients are resistant to current intravenous diuretic therapies. The dosage for the most commonly prescribed diuretics for CHF are often increased as the disease progresses, which can be associated with toxic side effects. One side effect is potassium loss, which may lead to an increased incidence of cardiac arrhythmias if potassium is not monitored and replaced. A second side effect is a decline in kidney function.

    POTENTIAL TREATMENT BY CVT-124

    CVT-124 is a potent and selective adenosine A1 receptor antagonist, which means that CVT-124 blocks the action of the adenosine A1 receptors. Since the A1 receptor plays an important role in the kidneys to cause the kidneys to retain sodium and fluids, blocking the action of this receptor may reduce the amount of fluid that the kidneys retain.

    CVT-124 CLINICAL TRIAL STATUS

    In Phase I and Phase II trials, CVT-124 appeared to be generally well tolerated and produced increases in urine, sodium and chloride excretion compared to placebo. This was observed both in healthy volunteers and in moderately severe CHF patients. Moreover, trials to date indicate that CVT-124 may be able to treat fluid overload without an associated reduction in the filtration function of the kidneys. Furosemide, which is currently the most commonly used treatment for fluid overload caused by CHF, has been shown in prior trials to be associated with a reduction in the filtration function of the kidneys. Biogen is currently conducting a placebo-controlled Phase II trial evaluating various doses of CVT-124 in comparison to, and in combination with, the diuretic, furosemide.

PRECLINICAL PIPELINE

    Our research and development team is creating new product opportunities through our expertise in molecular cardiology. We have preclinical research programs in the areas of:

    - cardiac imaging

    - cell cycle inhibition

    - cardiac conduction

    - cardiac metabolism

    - cholesterol transport.

    CARDIAC IMAGING PROGRAM

    The goal of our cardiac imaging program is to develop new drug candidates that are useful in cardiac imaging studies. Cardiac imaging studies play an integral part in the detection and characterization of coronary artery disease. Images are obtained at rest and under stress conditions, which are created either by exercise or by the application of a pharmacological agent.

    Based on our understanding of adenosine receptor pharamacology, we expect that a selective, short-acting adenosine A(2A) receptor agonist may be an ideal coronary stressing agent for use in cardiac imaging studies. We are developing CVT-3146 as a short-acting selective adenosine A(2A) receptor agonist. Preclinical studies have shown that CVT-3146 stimulates the adenosine A(2A) receptor without lowering blood pressure.

    CELL CYCLE INHIBITION PROGRAM

    The goal of our cell cycle inhibition program is to develop new therapeutics that suppress abnormal cellular proliferation. Excessive proliferation of cardiovascular connective tissue cells or vascular smooth muscle cells cause the scarring and loss of function that is characteristic of chronic diseases of the heart, blood vessels and kidneys. As part of our drug discovery strategy, we have focused upon newly-discovered enzymes, called cell cycle enzymes, that regulate cellular proliferation.

    CVT-2584 is a new compound that selectively inhibits CDK2, a critical cell cycle enzyme which participates in the control of the cell cycle. CDK2 has a three dimensional structure that was first determined by our academic collaborators. It is central to cellular proliferation, and we selected it as our first target in the cell cycle inhibition program. Animal studies have shown substantial reduction of blockages after vascular injury.

    CARDIAC CONDUCTION PROGRAM

    The goal of our cardiac conduction program is to develop new therapeutics to manage the electrical conduction system in the heart. Electrical impulses within the heart muscle play a key role in causing the heart muscle to sequentially expand and then contract, which is required for the heart to pump blood throughout the body in a controlled rhythm. Failure of this electrical system to function properly will result in a poorly pumping heart, such as in atrial arrhythmias.

    We are developing CVT-2501 for potential treatment of chronic atrial arrhythmias. Similar to CVT-510, which is targeting the acute atrial arrhythmia market, CVT-2501 is a selective adenosine A(1) agonist; however CVT-2501 is targeting the chronic atrial arrhythmia market. We have conducted preclinical studies indicating that CVT-2501, when given orally, slowed electrical impulses in the conduction tissue of the heart by stimulating the adenosine A(1) receptor.

    CARDIAC METABOLISM PROGRAM

    The goals of our cardiac metabolism program are to further characterize the therapeutic potential of ranolazine in the treatment of indications other than angina, and to discover new, proprietary second generation ranolazine products. Ranolazine's mechanism of action, pFOX inhibition, provides an opportunity for us to examine its possible role in cardio-protection and its ability to increase the mechanical performance of the heart.

    CVT-2511 is one of several compounds that may be more potent than ranolazine in its inhibition of fatty acid oxidation. We are evaluating a series of compounds, including CVT-2511, for their pharmacological and pharmaceutical properties.

    CHOLESTEROL TRANSPORT PROGRAM

    The goal of our cholesterol transport program is to study the ways in which excess cholesterol is removed from the walls of blood vessels, in an effort to prevent or reverse the buildup of arterial plaques that cause heart attacks. Roughly half of heart attacks occur in patients with low levels of high density lipoproteins, known as the "good" form of cholesterol, or HDL. Patients with the genetic disorder called Tangier disease have virtually no HDL in their blood, and are at a greatly increased risk for developing cardiovascular disease. CVT scientists have recently used a new strategy combining gene expression microarrays, from our partner Incyte, and biochemical techniques to identify the gene that is defective in patients with Tangier disease. Having identified the gene that is responsible for the genetic disorder in Tangier disease patients, we are now targeting this gene as part of a drug discovery program to identify means to increase HDL.

COLLABORATIONS AND LICENSES

    We have established, and intend to establish, strategic partnerships to expedite development and commercialization of our drug candidates. For those programs with potential application outside of cardiovascular disease, we intend to identify additional corporate partners. In addition, we have licensed chemical compounds from academic collaborators and other companies. Our collaborations and licenses currently in effect include:

    INNOVEX

    In May 1999, we entered into a sales and marketing services agreement with Innovex. Under this agreement, if ranolazine is approved for sale in the United States by the FDA, Innovex will fund product launch and the first five years of sales and marketing expenses. We will receive 100% of the revenues from sales of ranolazine, and we will pay Innovex a share of those revenues.

    The agreement calls for Innovex to conduct pre-launch activities, hire and train a dedicated cardiology sales force to launch and promote ranolazine, and provide post-launch marketing and sales services. To fund pre-launch activities, Quintiles will provide us with a $10 million credit facility at the time we file with the FDA for approval. Upon FDA approval, Quintiles will make a $10 million milestone payment to us, which we are obligated to use to repay any amounts outstanding under the credit facility. Should we file for approval and draw down the credit facility, but never receive FDA approval, we are obligated to repay the loan within 10 years of the date we received the loan.

    Innovex has agreed to provide services for at least three years after launch and to provide services in years four and five after launch if minimum sales levels are met. The agreement also specifies the minimum number of sales representatives and the minimum level of dollars to be spent on marketing by Innovex during the first two years of the contract, regardless of sales levels. The minimum size of the sales force and the marketing expenses in year three or any subsequent year must be maintained by Innovex as long as minimum sales levels are met.

    In exchange for providing these sales and marketing services, Innovex will receive up to an average of 33% of revenues in the first two years of sales, declining to 30% for the third year and declining again to 25% in years four and five. Further, in exchange for giving us the option to retain this trained sales force at the end of the contract, Innovex will receive a royalty on sales in the sixth and seventh years after launch.

    In connection with the agreement, Quintiles purchased 1,043,705 shares of our common stock for a total purchase price of $5.0 million.

    BIOGEN

    In March 1997, we entered into two research collaboration and license agreements with Biogen. The agreements grant Biogen the exclusive worldwide right to develop and commercialize CVT-124 for all indications. In exchange, we received a $16.0 million upfront payment consisting of cash, an equity investment and funding under a loan facility. In addition, Biogen agreed to make significant milestone payments, equity investments and provide a general purpose loan facility, all of which are subject to achievement of clinical development and commercialization milestones. In December 1998, Biogen released an additional $4.5 million under the loan facility. Biogen will also pay royalties on any future product sales. Biogen has control and responsibility for conducting, funding and pursuing all aspects of the development, submissions for regulatory approvals, manufacture and commercialization of CVT-124.

    In connection with the agreements, Biogen purchased 669,857 shares of common stock for a total purchase price of $7.0 million. In addition, we received advance funding of a milestone payment.

    Biogen may terminate the agreements for any reason upon 60 days written notice. If Biogen terminates the agreements, all rights to the technology will revert to us, and we will pay Biogen a small royalty on future sales of CVT-124, if any.

    INCYTE

    In September 1998, we entered into a joint research collaboration agreement with Incyte to develop a prototype gene expression database in the area of cardiovascular biology. We will contribute our molecular cardiology expertise and Incyte will contribute its genomics capabilities. Incyte will own the data produced, and we will receive a perpetual, non-exclusive license to use the data in our drug development efforts. Each party will bear its own costs of the research.

    SYNTEX

    In March 1996, we entered into a license agreement with Syntex to obtain United States and foreign patent rights to ranolazine for the treatment of angina and other cardiovascular indications. Pursuant to the agreement, Syntex provided quantities of the compound to us. The license agreement is exclusive and worldwide except for the following countries which Syntex licensed exclusively to Kissei Pharmaceuticals, Ltd. of Japan: Japan, Korea, China, Taiwan, Hong Kong, the Philippines, Indonesia, Singapore, Thailand, Malaysia, Vietnam, Myanmar, Laos, Cambodia and Brunei.

    Under the license agreement, we paid an initial license fee. In addition, we are obligated to make a payment upon FDA approval of an NDA for ranolazine, or under some circumstances, prior to FDA approval, but in no event, prior to December 1, 2000. In addition, we will make royalty payments based on net sales of products that utilize the licensed technology. We are required to use commercially reasonable efforts to develop the compound for angina. The license agreement also sets milestones within which we must either launch products in each country covered by the license, make a cash payment or lose exclusivity in that country. We paid $1.5 million to Syntex in 1997 in a combination of cash and common stock.

    UNIVERSITY OF FLORIDA RESEARCH FOUNDATION

    In June 1994, we entered into a license agreement with the University of Florida Research Foundation, Inc. under which we received exclusive worldwide rights to develop adenosine A1 receptor antagonists for the detection, prevention and treatment of human and animal diseases. In consideration for the license, we paid an initial license fee and are obligated to pay royalties based on net sales of products that utilize the licensed technology. CVT-124 uses this technology. Under the agreement, we must exercise commercially reasonable efforts to develop and commercialize one or more products covered by the licensed technology.

MARKETING AND SALES

    Except for our sales and marketing services agreement with Innovex, we currently have no sales or distribution capabilities, and have only very limited marketing capabilities. We may promote our products in collaboration with marketing partners or rely on relationships with one or more companies with established distribution systems and direct sales forces. For example, Innovex will provide sales and marketing for ranolazine in the United States and Biogen is responsible for establishing marketing and sales activities for CVT-124. For our other products, and for ranolazine at the end of the term of our agreement with Innovex, we may elect to establish our own specialized sales force and marketing organization to market our products to cardiologists.

MANUFACTURING

    We do not currently operate manufacturing facilities for clinical or commercial production of our proposed products. We have no experience in manufacturing, and currently lack the resources and capability to manufacture any of our proposed products on a clinical or commercial scale. Accordingly, we are, and will continue to be, dependent on corporate partners, licensees or other third parties for clinical and commercial scale manufacturing. We are negotiating with third party manufacturers for production of ranolazine to support the remainder of the Phase III clinical program, product approval and commercialization.

    We do have experience in the transfer of synthetic technology from discovery to scale-up manufacturing facilities, having successfully executed technology transfer for the manufacture of clinical supplies of one orally administered agent and one intravenously administered agent. In addition, prior to approval of an NDA for ranolazine, we will be required to demonstrate to the FDA's satisfaction the equivalence of the multiple sources of supply used in our clinical trials and their equivalence to the product to be commercially supplied.

PATENTS AND PROPRIETARY TECHNOLOGY

    Patents and other proprietary rights are important to our business. Our policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. The evaluation of the patentability of United States and foreign patent applications can take several years to complete and can entail considerable expense.

    We own several issued United States patents and pending United States and foreign patent applications relating to our technology, including patents related to our clinical programs, ranolazine and CVT-510. One of the primary patents relating to ranolazine will expire in May 2003 unless we are granted an extension based upon the Waxman-Hatch Act, which we anticipate would extend the patent protection for an additional five years.

    In addition, we have acquired, and in turn have granted to Biogen, an exclusive license to two United States issued patents, one United States pending application and corresponding foreign applications related to CVT-124. We also have acquired a license, which is exclusive in specified territories, to four United States issued patents, and corresponding foreign patents and patent applications related to ranolazine.

GOVERNMENT REGULATION

    FDA REQUIREMENTS FOR DRUG COMPOUNDS. The research, testing, manufacture and marketing of drug products are extensively regulated by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, labeling, promotion and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions such as:

    - warning letters

    - civil penalties

    - criminal prosecution

    - injunctions

    - product seizure

    - product recalls

    - total or partial suspension of production

    - FDA refusal to approve pending NDA applications or NDA supplements to approved applications.

    The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include:

    - preclinical laboratory tests, animal tests and formulation studies

    - the submission to the FDA of an IND, which must become effective before clinical testing may commence

    - adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication

    - the submission of an NDA to the FDA

    - FDA review and approval of the NDA prior to any commercial sale or shipment of the drug.

    Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal trials to assess the potential safety and efficacy of the product. Preclinical tests must be conducted in compliance with Good Laboratory Practice regulations and compounds for clinical use must be formulated according to cGMP requirements. The results of preclinical testing are submitted to the FDA as part of an IND.

    A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, clinical trials may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

    Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practice, under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. The study protocol and informed consent information for patients in clinical trials must also be approved by the institutional review board at each institution where the trials will be conducted.

    Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves trials in a limited patient population to:

    - determine dosage tolerance and optimal dosage

    - identify possible adverse effects and safety risks

    - preliminarily support the efficacy of the drug in specific, targeted indications.

    If a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites. There can be no assurance that Phase I, Phase II or Phase III testing of our product candidates will be completed successfully within any specified time period, if at all.

    After completion of the required clinical testing, generally an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing may begin in the United States. The NDA must include the results of extensive clinical and other testing and the compilation of data relating to the product's chemistry, pharmacology and manufacture. The cost of the NDA is substantial.

    Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the FDC Act, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA typically will refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

    If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. Both letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA may require postmarketing testing and surveillance to monitor the drug's safety or efficacy, or impose other conditions.

    If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. The not approvable letter outlines the deficiencies in the submission and often requires additional testing or information. Notwithstanding the submission of any requested additional data or information in response to an approvable or not approvable letter, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems occur following initial marketing.

    MANUFACTURING. Each domestic drug manufacturing facility must be registered with FDA. Domestic drug manufacturing establishments are subject to periodic inspection by the FDA and must comply with cGMP. Further, we or our third party manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval of any products. To supply products for use in the United States, foreign manufacturing establishments must comply with cGMP and are subject to periodic inspection by the FDA or corresponding regulatory agencies in countries under reciprocal agreements with the FDA. Drug product manufacturing establishments located in California must be licensed by the State of California in compliance with local regulatory requirements, and other states may have comparable regulations. We use and will continue to use third party manufacturers to produce our products in clinical and commercial quantities. There can be no guarantee that future FDA inspections will proceed without any compliance issues requiring the expenditure of money or other resources.

    FOREIGN REGULATION OF DRUG COMPOUNDS. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in those countries. The approval procedure varies among countries and can involve additional testing. The time required may differ from that required for FDA approval. Although there are some procedures for unified filings for some European countries with the sponsorship of the country which first granted marketing approval, in general each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed.

    In Europe, marketing authorizations may be submitted at a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization which is valid in all European Union member states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products which are not subject to the centralized procedure. We will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

    HAZARDOUS MATERIALS. Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with the standards prescribed by laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result. This liability could exceed our resources. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future. There can also be no assurance that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

COMPETITION

    The pharmaceutical and biopharmaceutical industries are subject to intense competition and rapid and significant technological change. If regulatory approvals are received, ranolazine may compete with several classes of existing drugs for the treatment of angina, some of which are available in generic form, including calcium channel blockers, beta blockers and nitrates. There are also surgical treatments such as coronary artery bypass grafting and percutaneous transluminal coronary angioplasty. However, for those patients who do not respond adequately to existing therapies and remain symptomatic despite maximal treatment with existing anti-anginal drugs and who are not candidates for these surgical procedures, there is no currently effective treatment. In refractory patients who are candidates for these surgical procedures, there is no effective pharmacologic treatment available. We are aware of companies which are developing products that may compete with our other drug candidates. For example, Kyowa Hakko Co., Ltd., Fujisawa Pharmaceutical, Japan and Discovery Therapeutics, Inc., are each developing adenosine A(1) receptor antagonists which could compete with CVT-124. In addition, Novartis AG, GlaxoWellcome PLC, Discovery Therapeutics and Medco Research, Inc. have adenosine A(1) receptor agonists under development which could compete with CVT-510.

    We believe that the principal competitive factors in the markets for ranolazine, CVT-124 and CVT-510 will include:

    - the length of time to receive regulatory approval

    - product performance

    - product price

    - product supply

    - marketing and sales capability

    - enforceability of patent and other proprietary rights.

    We believe that we and our collaborative partners are or will be competitive with respect to these factors. Nonetheless, because our products are still under development, our relative competitive position in the future is difficult to predict.

EMPLOYEES

    As of June 30, 1999, we employed 73 individuals full-time, including 21 who hold doctoral degrees. Of our full-time work force, 57 employees are engaged in or directly support research and development activities and 16 are engaged in business development, finance and administrative activities. Our employees are not represented by a collective bargaining agreement. We believe that our relations with our employees are good.

PROPERTIES

    We currently lease a 61,081 square foot building in Palo Alto, California, of which 29,323 square feet are subleased to a third party. The initial term of the lease expires in February 2002 with an option to renew for five years, and the subleases are on a month-to-month basis. We believe that this facility will be adequate to meet our needs for the foreseeable future.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    The names of our executive officers, directors and key employees as of August 15, 1999 and their ages are as follows:

NAME                                                  AGE                              POSITION
------------------------------------------------      ---      ---------------------------------------------------------
Louis G. Lange, M.D., Ph.D......................      51       Chairman of the Board and Chief Executive Officer

Daniel K. Spiegelman............................      41       Vice President, Chief Financial Officer

Brent K. Blackburn, Ph.D........................      39       Vice President, Developmental Research

Richard M. Lawn, Ph.D...........................      52       Vice President, Discovery Research

Andrew A. Wolff, M.D............................      44       Vice President, Clinical Research and Development

Cynthia L. Clark, Esq...........................      37       General Counsel

Thomas L. Gutshall(2)...........................      61       Director

David P. Holveck(1).............................      54       Director

Barbara J. McNeil, M.D., Ph.D.(2)...............      58       Director

J. Leighton Read, M.D.(1).......................      48       Director

Costa G. Sevastopoulos, Ph.D.(1)................      56       Director

Isaac Stein(2)..................................      52       Director

(1) Member of the Compensation Committee

(2) Member of the Audit Committee


    LOUIS G. LANGE, M.D., PH.D., was our founder and has served as our Chairman of the Board and Chief Executive Officer since August 1992. Dr. Lange has served as a trustee on the University of Rochester Board of Trustees since May 1997, a member of the governing body of BIO's Emerging Company Section since February 1999 and a member of the Board of Directors of Cardiac Pathways Corporation from February 1998 to May 1999. From July 1980 to August 1992, Dr. Lange served on the faculty of Washington University School of Medicine, including as Chief of Cardiology at Jewish Hospital in St. Louis, Missouri from May 1985 to August 1992, and as a full Professor of Medicine from July 1990 until August 1992. Dr. Lange is internationally recognized as an expert in the field of molecular mechanisms of cardiovascular disease. He holds an M.D. from Harvard Medical School and a Ph.D. in biochemistry from Harvard University.


    DANIEL K. SPIEGELMAN has served as our Vice President, Chief Financial Officer since January 1998. From July 1991 to January 1998, Mr. Spiegelman was employed by Genentech, Inc., a biotechnology company, holding the position of treasurer from December 1996 to January 1998, assistant treasurer from July 1992 to December 1996, and treasury manager from July 1991 to July 1992. From September 1985 to June 1991, Mr. Spiegelman served as Chief Financial Officer of COMAC Services, a national marketing services company. Mr. Spiegelman holds a B.A. in economics from Stanford University and an M.B.A. from Stanford Graduate School of Business.

    BRENT K. BLACKBURN, PH.D., has served as our Vice President, Developmental Research since October 1997. From September 1989 until September 1997, Dr. Blackburn served in the Research Department at Genentech, Inc. From September 1993 to September 1997, Dr. Blackburn also served as the project team leader for the GPII(b)III(a) antagonist project, a cardiovascular product, in the Development Department at Genentech, Inc. Dr. Blackburn holds a Ph.D. from the University of Texas in Austin and a B.S. from Texas Christian University.

    RICHARD M. LAWN, PH.D., has served as our Vice President, Discovery Research since October 1997. From August 1992 until October 1997, he served on a part-time basis as our Vice President, Molecular Cardiology. Since October 1990, Dr. Lawn has also served as a Professor of Medicine at Stanford University School of Medicine. From January 1980 until October 1990, Dr. Lawn served as a senior scientist and later as a staff scientist at Genentech, Inc. Dr. Lawn has been a pioneer in the cloning of genes involved in coagulation and heart disease, including globin genes and genes for anti-hemophilia factor VIII. He was a post-doctoral fellow at the California Institute of Technology and received a Ph.D. in molecular, cellular and developmental biology from the University of Colorado and a B.A. in astronomy from Harvard College.


    ANDREW A. WOLFF, M.D., has served as our Vice President of Clinical Research and Development since September 1996. From September 1994 to September 1996, Dr. Wolff served as our Vice President of Clinical Research. From June 1993 until September 1994, Dr. Wolff served as the Executive Director of Medical Research and New Molecules Clinical Programs Leader for Syntex Corporation, a pharmaceutical and healthcare company. From July 1990 until June 1993, Dr. Wolff served as the Director, Department for Cardiovascular Therapy for Syntex Corporation. In addition, from August 1992 to February 1993, he served as the acting Associate Director for Europe for the Institute for Cardiovascular and Central Nervous System Clinical Research, Maidenhead, England. Since June 1988, Dr. Wolff has also served as an Assistant Clinical Professor of Medicine in the Cardiology Division of the University of California, San Francisco. He holds an M.D. from the Washington University Medical School.


    CYNTHIA L. CLARK, ESQ., has served as our General Counsel since October 1997. From December 1995 to September 1997, Ms. Clark served as a consultant to start-up biotechnology companies and other technology companies, including serving as President for Bell Atlantic Internet Solutions--North, Inc., an Internet service provider, from June 1997 to April 1998. From August 1994 to December 1995, Ms. Clark served as General Counsel to Univax Biologics, Inc., a biotechnology company. From June 1992 to March 1994, Ms. Clark served as Senior Corporate Counsel for Comprehensive Technologies International, Inc., a government contracts and technology company. Ms. Clark earned a B.A. in mathematics and government from Wesleyan University and a J.D. from Washington College of Law, American University.

    THOMAS L. GUTSHALL has served as our director since December 1994. Since August 1996, Mr. Gutshall has served as the Chief Executive Officer of Cepheid Corporation, a diagnostics company. From January 1995 to September 1996, he served as our President and Chief Operating Officer. From June 1989 until December 1994, Mr. Gutshall served as an Executive Vice President at Syntex Corporation, a pharmaceutical and healthcare company. Mr. Gutshall earned a B.S. in chemical engineering from the University of Delaware and completed the Executive Marketing Management Program at Harvard Business School.

    DAVID P. HOLVECK has served as our director since November 1997. Mr. Holveck has served as the President and Chief Executive Officer of Centocor, Inc., a biotechnology company, since November 1992 and has worked with Centocor, Inc. since 1983. He has also served as a member of Centocor, Inc.'s board of directors since 1994. Mr. Holveck holds a B.S. in education/science from West Chester University.

    BARBARA J. MCNEIL, M.D., PH.D., has served as our director since December 1994. Since 1990, Dr. McNeil has served as the Ridley Watts Professor of Health Care Policy at Harvard Medical School. In addition, since July 1988, she has served as the Chair of the Department of Health Care Policy at Harvard Medical School. Since 1983, she has been a professor of radiology at both Harvard Medical School and Brigham and Women's Hospital in Boston. Dr. McNeil holds an M.D. from Harvard Medical School and a Ph.D. in biological chemistry from Harvard University.

    J. LEIGHTON READ, M.D., has served as our director since September 1992. Dr. Read founded Aviron, a biopharmaceutical company, and has served as its Chairman and Chief Executive Officer since April 1992. From July 1991 to July 1993, Dr. Read was a principal with Interhealth Limited, an investment partnership. From January 1989 to July 1991, Dr. Read served as a managing director of Affymax N.V., a biopharmaceutical company, which he co-founded in 1989. Dr. Read currently serves as a director of Axys Pharmaceuticals, Inc. Dr. Read holds a B.S. in biology and psychology from Rice University and an M.D. from the University of Texas Health Science Center at San Antonio.

    COSTA G. SEVASTOPOULOS, PH.D., has served as our director since October 1992. Since May 1994, Dr. Sevastopoulos has been an independent consultant and a limited partner of Delphi Ventures I and II, both venture capital partnerships. From April 1988 to April 1994, he served as a general partner of Delphi BioVentures, a venture capital partnership, which he co-founded. Dr. Sevastopoulos currently serves as Chairman of the Board of Directors of Ixsys, Inc. and Idun Pharmaceuticals, Inc. both privately held biopharmaceutical companies. He holds a B.S. in physics from the University of Athens, Greece, an M.S. in electrical engineering from the California Institute of Technology, an M.B.A. from the European Institute of Business Administration in Fontainebleau, France, and a Ph.D. in molecular biology from the University of California at Berkeley.

    ISAAC STEIN has served as our director since March 1995. Since its inception, Mr. Stein has served as the President of Waverly Associates, Inc., a private investment firm, which he founded in 1983. In addition, Mr. Stein currently serves as Chairman of Stanford Health Services and is a director of Stanford University Hospital and a Trustee of Stanford University. From February 1993 to February 1994, Mr. Stein served as a special assistant to the President of Stanford University. From July 1990 to December 1992, he served as Chairman of Esprit de Corp., an apparel company, and from March 1991 to February 1992, he served as its acting President and Chief Executive Officer. Mr. Stein currently serves as a director of ALZA Corporation, The Benham Group and Raychem Corporation. Mr. Stein holds a B.A. in economics and mathematics from Colgate University, an M.B.A. from Stanford Graduate School of Business and a J.D. from Stanford Law School.

                             PRINCIPAL STOCKHOLDERS

    Information with respect to beneficial ownership provided in the following table is as of August 15, 1999 and is based upon information furnished by each director and executive officer or contained in filings made with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge all persons named in the table below have sole voting and investment power with respect to all shares of common stock, shown as beneficially owned by them. Percentage of beneficial ownership is based on 12,310,571 shares of common stock outstanding as of August 15, 1999 and 16,310,571 shares of common stock outstanding after completion of this offering.

                                                                                  SHARES BENEFICIALLY OWNED
                                                                          ------------------------------------------
                                                                                       PERCENT PRIOR   PERCENT AFTER
BENEFICIAL OWNER                                                            NUMBER      TO OFFERING      OFFERING
Biotech Target S.A. ....................................................   1,969,647         16.00%          12.08%
  Swiss Bank Tower
  Panama 1
  Republic of Panama

Quintiles Transnational Corp. ..........................................   1,043,705          8.48%           6.40%
  4709 Creekstone Dr.
  Riverbirch Bldg., Suite 200
  Durham, NC 27703

Entity affiliated with Biogen, Inc. ....................................     669,857          5.44%           4.11%
  St. Paul's Gate
  New Street
  St. Helier Jersey JE48Z
  Channel Islands

FMR Corp. ..............................................................     662,000          5.38%           4.06%
  82 Devonshire Street
  Boston, MA 02109

Louis G. Lange, M.D., Ph.D.(1)..........................................     322,593          2.58%           1.96%

Daniel K. Spiegelman(2).................................................      33,719         *               *

Andrew A. Wolff, M.D.(3)................................................      70,301         *               *

Cynthia L. Clark(4).....................................................      16,800         *               *

Thomas L. Gutshall(5)...................................................      72,053         *               *

Isaac Stein(6)..........................................................      58,499         *               *

David P. Holveck(7).....................................................      27,500         *               *

Costa G. Sevastopoulos, Ph.D.(8)........................................      43,031         *               *

J. Leighton Read, M.D.(9)...............................................      40,721         *               *

Barbara J. McNeil, M.D., Ph.D.(10)......................................      35,999         *               *

All directors and executive officers as a group (10 persons)(11)........     721,216          5.62%           4.28%

------------------------

  *  Represents beneficial ownership of less than 1%.

 (1) Includes 182,266 shares issuable upon the exercise of options as of October 14, 1999. Also, includes 7,500 shares held in the Louis Lange Family Trust. Dr. Lange disclaims beneficial ownership of the shares held in the Louis Lange Family Trust, except to the extent of his pecuniary interests therein.


 (2) Includes 28,083 shares issuable upon the exercise of options exercisable within 60 days of the date of this table.



 (3) Includes 69,416 shares issuable upon the exercise of options exercisable within 60 days of the date of this table.



 (4) Represents 16,800 shares issuable upon the exercise of options exercisable within 60 days of the date of this table.



 (5) Includes 44,714 shares issuable upon the exercise of options, 7,500 shares of which would be subject to repurchase by CVT as of October 14, 1999, if issued. Also includes 26,125 shares held in the Gutshall Family Trust and 500 shares issuable upon the exercise of an outstanding warrant held in the Gutshall Family Trust exercisable within 60 days of the date of this table.



 (6) Includes 43,500 shares issuable upon the exercise of options, 7,500 shares of which would be subject to repurchase by CVT as of October 14, 1999, if issued. Also, includes 4,375 shares held in the Stein 1995 Revocable Trust and 625 shares issuable upon the exercise of an outstanding warrant held in the Stein 1995 Revocable Trust exercisable within 60 days of the date of this table.



 (7) Includes 27,500 shares issuable upon the exercise of options, 13,334 shares of which would be subject to repurchase by CVT within 60 days of the date of this table, if issued.



 (8) Includes 42,388 shares issuable upon the exercise of options, 7,500 shares of which would be subject to repurchase by CVT within 60 days of the date of this table, if issued.



 (9) Includes 33,000 shares issuable upon the exercise of options, 7,500 shares of which would be subject to repurchase by CVT within 60 days of the date of this table, if issued.



 (10) Includes 33,500 shares issuable upon the exercise of options, 7,500 shares of which would be subject to repurchase by CVT within 60 days of the date of this table, if issued.



 (11) Includes 521,167 shares issuable upon the exercise of options and warrants held by all directors and executive officers that are exercisable within 60 days of the date of this table, 50,834 shares of which would be subject to repurchase by CVT within 60 days of the date of this table, if issued. See footnotes (1)-(10).

                                  UNDERWRITING

    Subject to the terms and conditions contained in an underwriting agreement
dated       , 1999, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens Inc., J.P. Morgan Securities Inc. and SG Cowen Securities Corporation are acting as representatives, have severally agreed to purchase from us the respective numbers of shares of common stock set forth opposite their names below.

UNDERWRITERS                                                                 NUMBER OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation........................
BancBoston Robertson Stephens Inc..........................................
J.P. Morgan Securities Inc.................................................
SG Cowen Securities Corporation............................................
                                                                             -----------------

    Total..................................................................        4,000,000
                                                                             -----------------
                                                                             -----------------

    The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of legal matters and to other customary conditions. The underwriters are obligated to purchase and accept delivery of all shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

    The underwriters propose initially to offer some of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares of common stock to several
dealers at that price less a concession not in excess of $    per share. The
underwriters may allow, and these dealers may reallow, a concession not in
excess of $    per share to some other dealers. After the initial offering of the common stock, the representatives of the underwriters may change the public offering price and such concessions.

    DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in this offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJDIRECT Inc. for sale to its brokerage account holders.

    The following table shows the underwriting fees we will pay to underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                                             PAID BY CVT
                                                                        ----------------------
                                                                                       FULL
                                                                        NO EXERCISE  EXERCISE
Per share.............................................................   $           $
                                                                        -----------  ---------
Total.................................................................   $           $
                                                                        -----------  ---------

    We will pay the offering expenses, estimated to be $475,000.

    We granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price, less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase committment.

    We have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

    Each of CVT, our executive officers, directors and a stockholder has agreed not to:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock in either case, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation for a period of 90 days after the date of this prospectus. Each of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock, or such other securities, in cash or otherwise. In addition, during this 90 day period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and several of our stockholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. The foregoing does not prohibit our issuance of shares pursuant to the exercise of the underwriters over-allotment option or under our 1994 Equity Incentive Plan, 1992 Stock Option Plan, Non-Employee Directors' Stock Option Plan or Employee Stock Purchase Plan.

    In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot the offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of common stock in the open market to cover syndicate shorts or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The underwriters and dealers may also engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for CVT by Cooley Godward LLP, Palo Alto, California. Some legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, Menlo Park, California. As of the date of this prospectus, Cooley Godward, LLP owns a warrant to purchase 2,500 units at a price of $.50 per unit with each unit consisting of 1 share of common stock and one warrant to purchase 1/2 share of common stock at an exercise price of $20.00 per share. GC&H Investments, a general partnership formed by the partners of Cooley Godward, LLP for investment purposes, owns 10,675 shares of our common stock and a warrant to purchase 875 shares of our common stock at an exercise price of $20.00 per share. Alan C. Mendelson, a partner at Cooley, is our Secretary.

                                    EXPERTS

    The consolidated financial statements of CV Therapeutics, Inc. appearing in CV Therapeutics, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

---------------------------------------------------------
---------------------------------------------------------

           , 1999

                             [CV THERAPEUTICS LOGO]

                        4,000,000 SHARES OF COMMON STOCK

                             ----------------------

                              P R O S P E C T U S

                             ----------------------

                          DONALDSON, LUFKIN & JENRETTE

                         BANCBOSTON ROBERTSON STEPHENS

                               J.P. MORGAN & CO.

                                    SG COWEN

                                   ----------


                                 DLJDIRECT INC.


---------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of CV Therapeutics have not changed since the date hereof.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the common stock being registered. All amounts are estimated, except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Filing Fee:

SEC Registration Fee..............................................  $  20,141
NASD Filing Fee...................................................      7,745
Nasdaq National Market Filing Fee.................................     17,500
Blue Sky Fees and Expenses........................................      7,500
Accounting Fees...................................................     70,000
Legal Fees and Expenses...........................................    200,000
Printing and Engraving............................................    120,000
Miscellaneous.....................................................     32,114
                                                                    ---------
    Total.........................................................  $ 475,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's Restated Certificate of Incorporation provides that directors of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The registrant's Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

    The Registrant has entered into indemnification agreements with substantially all of its officers and directors which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

    The form of Underwriting Agreement, to filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of the registrant and its controlling persons against certain liabilities under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.


  1.1*  Underwriting Agreement.
  3.1 Amended and Restated Certificate of Incorporation of the Registrant, as amended.
  3.2+  Restated Bylaws of the Registrant.
  4.1   Reference is made to Exhibits 3.1 and 3.2.
  4.2   Rights Agreement dated as of February 2, 1999 between the Registrant and
          Norwest Bank Minnesota, N.A. as Rights Agent.(1)
  4.3   Certificate of Designation of Series A Junior Participating Preferred
          Stock.(1)
  5.1+  Opinion of Cooley Godward LLP as to legality of the Common Stock.
 23.1   Consent of Ernst & Young LLP, Independent Auditors.
 23.2   Consent of Cooley Godward LLP (included in Exhibit 5.1).

 24.1+  Power of Attorney.


------------------------


(1) Incorporated by reference to the Registrant's Form 8-K dated February 2, 1999 filed February 5, 1999.


*   To be filed by amendment.


+   Previously filed.


    (b) Financial Statement Schedules

    Consolidated Schedules are omitted because they are not applicable, or because the information is included in the Financial Statements or the Notes thereto which are incorporated by reference.

ITEM 17.  UNDERTAKINGS.

    A. The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    C.  The Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    D. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, State of California, on September 14, 1999.



                                CV THERAPEUTICS, INC.

                                By:          /s/ CYNTHIA L. CLARK, ESQ.
                                     -----------------------------------------
                                               Cynthia L. Clark, Esq.
                                                  GENERAL COUNSEL




    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board and
              *                   Chief Executive Officer
------------------------------    (Principal Executive      September 14, 1999
 Louis G. Lange, M.D., Ph.D.      Officer)

              *                 Chief Financial Officer
------------------------------    (Principal Financial and  September 14, 1999
     Daniel K. Spiegelman         Accounting Officer)

              *
------------------------------  Director                    September 14, 1999
      Thomas L. Gutshall

              *
------------------------------  Director                    September 14, 1999
Costa G. Sevastopoulos, Ph.D.

              *
------------------------------  Director                    September 14, 1999
         Isaac Stein

------------------------------  Director
       David P. Holveck

              *
------------------------------  Director                    September 14, 1999
Barbara J. McNeil, M.D., Ph.D.

              *
------------------------------  Director                    September 14, 1999
    J. Leighton Read, M.D.

   *By:     /s/ CYNTHIA L.
            CLARK
------------------------------
         Cynthia L. Clark
         ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


  3.1 Amended and Restated Certificate of Incorporation of the Registrant, as amended.
 23.1  Consent of Ernst & Young LLP, Independent Auditors.